Exhibit 99.2

DATED 11 JUNE 2014

DEOLA LLC	(1)

ALDEA INTERNATIONAL LLC	(2)

MIKHAIL ROGALSKIY	(3)

OLGA ROGALSKAYA	(4)

and

YANDEX N.V.	(5)

SALE PURCHASE AGREEMENT

relating to the sale and purchase of the entire share

capital of Immerbereit AG

CONTENTS

1	DEFINITIONS AND INTERPRETATION	4

2	SALE AND PURCHASE	16

3	CONSIDERATION	16

4	CONDITION PRECEDENT AND TERMINATION	18

5	COMPLETION	19

6	COVENANTS UP TO COMPLETION	21

7	POST-COMPLETION	24

8	GUARANTEE	25

9	WARRANTIES	27

10	INDEMNITIES	28

11	RESTRICTIVE COVENANTS	29

12	CONFIDENTIAL BUSINESS INFORMATION AND USE OF NAMES	30

13	CONFIDENTIALITY AND ANNOUNCEMENTS	30

14	FURTHER ASSURANCE	32

15	GENERAL	32

16	DEFAULT INTEREST	34

17	THIRD PARTY RIGHTS	34

18	ASSIGNMENT	34

19	ENTIRE AGREEMENT	34

20	NOTICES	34

21	COUNTERPARTS	37

22	GOVERNING LAW AND JURISDICTION	37

SCHEDULE 1 TARGET GROUP COMPANIES		40

SCHEDULE 2 TRANSACTION EXPENSES		42

SCHEDULE 3 WARRANTIES		43

Agreed Form documents:

Completion Date Disclosure Letter

Disclosure Letter

Letter of Instruction

Director Resignation Letters

Press Release

Tax Covenant

THIS SALE AND PURCHASE AGREEMENT is made as a deed on 11 June 2014

BY AND BETWEEN:

(1)                                 DEOLA LLC, a limited liability company incorporated and registered in the Federation of Saint Kitts and Nevis with registration number L-15055 whose registered address is at P.O. Box 590, Suite 5 Horsford’s Business Centre, Long Point Road, Charlestown, Nevis, West Indies (“Seller 1”);

(2)                                 ALDEA INTERNATIONAL LLC, a limited liability company incorporated and registered in the Federation of Saint Kitts and Nevis with registration number L-15053 whose registered address is at P.O. Box 590, Suite 5 Horsford’s Business Centre, Long Point Road, Charlestown, Nevis, West Indies (“Seller 2” and collectively with Seller 1, the “Sellers”);

(3)                                 MIKHAIL ROGALSKIY, a citizen of the Russian Federation, passport 712664495 issued by FMS 77610 on 06.12.2010, registered at the address: 5, Krupskoy Street, Appt. 24, Moscow, Russia (“MR”);

(4)                                 OLGA ROGALSKAYA, a citizen of the Russian Federation, passport 641564080 issued by UFMS 604 on 27.11.2009, registered at the address: 10, Koshtoyntza Street, Appt. 292, Moscow, Russia (“OR” and together with MR, the “Guarantors”); and

(5)                                 YANDEX N.V., a public company with limited liability (Naamloze Vennootschap) organised and existing under the laws of The Netherlands, registered with the Dutch Trade Register of the Chamber of Commerce under number 27265167, having its registered office at Schiphol Boulevard 165, 1118 BG, Schiphol, The Netherlands (the “Buyer”).

The Seller 1, the Seller 2, the Guarantors and the Buyer are sometimes hereinafter referred to individually as a “Party” and collectively as the “Parties” as the context may admit or require.

INTRODUCTION

A                                       Seller 1 is the legal and beneficial owner of 200,000 shares in the share capital of Immerbereit AG, further details of which are set out in Part 1 of SCHEDULE 1 (the “Target”) representing 50 per cent of the share capital of the Target (the “Seller 1 Shares”);

B                                      Seller 2 is the legal and beneficial owner of 200,000 shares in the share capital of the Target, representing 50 per cent of the share capital of the Target (the “Seller 2 Shares” and collectively with the Seller 1 Shares, the “Shares”);

C                                       The Guarantors are parties to this Agreement (the “Agreement”) to guarantee the obligations of the Sellers.

D                                       Subject to the terms and conditions of this Agreement, the Sellers intend to sell, and the Buyer intends to purchase and pay for the Shares.

E                                        The Parties agree that the aggregate purchase price for the Shares shall be based on an enterprise value of the Target of USD175,000,000, as adjusted pursuant to the terms hereof.

NOW THIS DEED WITNESSES:

1                                         DEFINITIONS AND INTERPRETATION

1.1                               Definitions

In this Agreement the following terms, unless the context otherwise requires, have the following meanings:

“Accounts Payable” means the sum of the following:

(a)                                               accounts payable due to distributors, lessors, suppliers and contractors for work and services received in the ordinary course of business;

(b)                                               the amount of accrued payables to suppliers and contractors, which have not been recorded in an accounting system due to unavailability of required documents;

(c)                                                advances received;

(d)                                               accounts payable to employees for wages and salaries and any other compensation in exchange for work performed or services provided by employees, including salary and wages payable to permanent employees, to staff on temporary labour agreements and to employees on other transactions (including vacation, bonus and other items alike); and

(e)                                                Tax payables;

provided that Accounts Payable shall not include the Sellers Transaction Expenses.

“Accounts Receivable” means the sum of the following items:

(a)                                               trade accounts receivable, which are likely to be recoverable. For the avoidance of doubt, the recoverability of trade accounts receivable is deemed likely if it is more likely than not that they will be settled based on past practice with such debtors during the last twelve (12) months period preceding the Calculation Date and the debtor’s financial position. For the avoidance of doubt, parts of accounts receivable insured with a reputable insurance company are deemed to be recoverable;

(b)                                               advances given to suppliers of goods and services, which are likely to be recoverable. For the avoidance of doubt, the recoverability of advances given is deemed likely if it is more likely than not that they will be settled based on past practice with such debtors during the last twelve (12) months period preceding the Calculation Date and the debtor’s financial position;

(c)                                                other accounts receivable from suppliers of goods and services and employees, which are likely to be recoverable; and

(d)                                               other Taxes recoverable, including VAT in accordance with applicable law.

“Adjustment Threshold” means US$50,000.

“Agreement” has the meaning set forth in the Preamble hereto, including all Schedules and Exhibits.

“Appropriate Local Accounting Standards” means the Swiss Code of Obligation.

“Associate” means any person, firm or company which is a connected person of any of the Sellers or the Guarantors, or which is directly or indirectly controlled, or is under common control with, or is controlled by, any of the Sellers or the Guarantors and a person shall be deemed to be “connected” with another person if such person is connected with the other within the meaning of Section 1122 of the UK Corporation Tax Act 2010 or under other applicable laws.

“Bank Accounts” means bank accounts of the Target Group Companies set out in SCHEDULE 8.

“Business Day” means any day (other than a Saturday, Sunday or a bank or public holiday) during which clearing banks are open for business in (i) Basseterre, the Federation of Saint Kitts and Nevis, (ii) New York, New York, USA, (iii) Amsterdam, the Netherlands and (iv) Moscow, the Russian Federation.

“Buyer” has the meaning given in the preamble of this Agreement.

“Buyer’s Group” means the Buyer and any direct and indirect subsidiary undertaking of the Buyer, any parent undertaking of the Buyer, and any subsidiary undertaking of any holding company or parent undertaking of the Buyer, from time to time.

“Buyer’s Solicitors” means Wilmer Cutler Pickering Hale and Dorr LLP of Alder Castle, 10 Noble Street, London EC2V 7QJ.

“Buyer’s Swiss Counsel” means Blum & Grob Attorneys at Law Ltd, Neumuehlequai 6, P.O. Box 3954, CH-8021 Zurich, Switzerland.

“Buyer’s Warranties” means the warranties set out in Part 3 of SCHEDULE 3.

“Calculation Date” means the last calendar day of the month immediately preceding the month in which the Completion occurs.

“Competition Law” means the national or international directly effective legislation of any jurisdiction or union of states which governs the conduct of companies or individuals in relation to restrictive or other anti-competitive agreements or practices (including, but not limited to, cartels, pricing, resale pricing, market sharing, bid rigging, terms of trading, purchase or supply and joint ventures), dominant or monopoly market positions (whether held individually or collectively), concerted actions, unfair competition and the control of economic concentration.

“Completion” means completion of the sale and purchase of the Shares in accordance with clause 4.

“Completion Date” means the date for Completion as determined in accordance with clause 5.1.

“Completion Date Disclosure Letter” means the letter in the agreed form delivered on the Completion Date from the Sellers to the Buyer disclosing information relating solely to new events, facts, or circumstances which occur after the Signing Date which constitute exceptions to Title and Capacity Warranties and Warranties, together with the documents in the language in which they have originated attached to the Disclosure Letter.

“Completion Net Cash” has the meaning given to it in paragraph 1.1 of SCHEDULE 5.

“Completion Working Capital” has the meaning given to it in paragraph 1.1 of SCHEDULE 5.

“Condition” has the meaning given thereto in clause 4.1.

“Confidential Business Information” means all or any information of a secret, sensitive, proprietary or confidential nature (however stored) and not publicly known which is owned by the Target Group and which is used in or otherwise relates to the business, customers or financial or other affairs of the Target Group including, without limitation, information relating to:

(a)                                 the business methods, technical processes, corporate plans, management systems, finances, new business opportunities or development projects of the Target Group; or

(b)                                 the marketing or sales of any past or present or future products, goods or services of the Target Group including, without limitation, customer and business partner names and lists and other details of customers, business partners, sales targets, sales statistics, market share statistics, prices, market research reports and surveys and advertising and other promotional materials; or

(c)                                  future projects, business development or planning, commercial relationships and negotiations; or

(d)                                 any trade secrets or other information relating to the provision of any product or service of the Target Group; or

(e)                                  source code of any Software.

“Confidential Information” has the meaning given to it in clause 13.1.

“Databases” means (i) the Database on sale of vehicles on AUTO.RU, Registration No. 2009620408, date of registration: August 12, 2009; and (ii) Database on sale of vehicles on AUTO.RU-2, Registration No. 2010620238, date of registration: April 14, 2010.

“Disclosed” means:

(a)                                 disclosed in the Disclosure Letter with sufficient explanation and detail to identify the nature and scope of the matter disclosed;

(b)                                 generally disclosed in the Disclosure Letter; and/or

(c)                                  shall be deemed to include the contents of the Transaction Documents (other than the Disclosure Letter).

“Disclosure Letter” means the letter in agreed form delivered on the Signing Date from the Sellers to the Buyer disclosing information constituting exceptions to the Title and Capacity Warranties and Warranties, together with the documents in the language in which they have originated attached to the Disclosure Letter.

“Dollars” or “US$” means the lawful currency of the United States of America.

“Domain Names” has the meaning given in paragraph 14.5 of SCHEDULE 3.

“Draft Adjustment Statement” has the meaning given to it in paragraph 1.1 of SCHEDULE 5.

“Employees” has the meaning given in paragraph 13.1 of SCHEDULE 3.

“Encumbrance” means any mortgage, charge (whether fixed or floating), pledge, lien, deposit by way of security, restriction, bill of sale, option, assignment (contingent or otherwise), right to acquire, right of pre-emption, rights of first refusal, or any agreement for or obligation as to any of the same, or any other form of right, interest, security, encumbrance or equity of any nature in favour of a third party.

“Escrow Account” means the Wilmer Cutler Pickering Hale and Dorr LLP and Squire Sanders UK LLP Client Joint Deposit Account re Project Alfa established pursuant to the terms of SCHEDULE 6 to hold the Escrow Amount as set out in SCHEDULE 6.

“Escrow Amount” means the aggregate amount of the Seller 1 Escrow Amount and the Seller 2 Escrow Amount to be deposited by the Buyer in the Escrow Account on Completion to be held and used on the terms set out in SCHEDULE 6.

“Estimated Net Cash” means US$4,000,000 (Four Million Dollars), being the estimated amount of the Net Cash as at the Calculation Date.

“Estimated Working Capital” means RUR0 (zero Roubles), being the estimated amount of the Working Capital as at the Calculation Date.

“Excluded Domain Names” means www.Iks3.ru, www.x-3.ru, www.super-rul.ru, www.totalexport.ru, www.alarm-auto.ru, www.nalivay.ru and www.opasno.ru.

“Exchange Rate” means as of the date on which the conversion from one currency to another is required to be undertaken:

(a)                                 in respect of the conversion of Roubles into any currency, the rate quoted by the Central Bank of the Russian Federation as of the respective date; or

(b)                                 in respect of the conversion of any currency other than Roubles into any other currency, the spot rate of exchange (the closing mid-point) quoted in the London edition of the Financial Times first published thereafter or, where no such rate is published in respect of that currency for such date, the rate quoted by HSBC Bank plc as at the close of business in London on such date;

“FAS” means the Federal Antimonopoly Service of the Russian Federation, or any successor thereto, including any applicable territorial administration thereof.

“FAS Notification” means the notification to the FAS by the Buyer regarding the acquisition of the Shares to be submitted in accordance with Russian competition law in accordance with clause 7.

“Final Adjustment Statement” has the meaning given to it in paragraph 1.5 of SCHEDULE 5.

“Finally Determined” has the meaning given to it in SCHEDULE 6.

“Government Authority” means any nation or government, any state, region, province, district, city, municipality or other political subdivision thereof and any entity, body, agent, commission or court, whether domestic, foreign or multinational, exercising executive, legislative, judicial, regulatory or administrative functions of or pertaining to government and any executive official thereof.

“Guaranteed Obligations” has the meaning given to it in clause 8.3.

“Indebtedness” means the total amount stated in Dollars owed by the Target Group Companies to any third party on a consolidated basis under (a) any overdraft, loan or credit facility agreement, (b) any bonds, notes, debentures or any similar instruments and (c) any other debt liability classified as borrowings under Appropriate Local Accounting Standards (in respect of the Target) or RAS (in respect of the Target Subsidiaries), all as of close of business on the Calculation Date.

“Independent Auditor” has the meaning given thereto in paragraph 1.4 of SCHEDULE 5.

“Intellectual Property” means any patents, trademarks, service marks, registered designs, utility models, design rights, copyright (including copyright in computer software, as well as any source code and object code thereof), database rights, integrated circuit layout rights, inventions, trade secrets and other confidential information, know-how, business and trade names, internet domain names and e-mail address names and all other intellectual and industrial property and rights of a similar or corresponding nature in any part of the world, whether registered or not or capable of registration or not and including the right to apply for and all applications for any of the foregoing rights and the right to sue for infringements of any of the foregoing rights.

“Indemnities” has the meaning given to it in clause 10.

“IP Licences” means all material licences, agreements, authorisations and permissions (in whatever form and whether express or implied) under which:

(a)                                 any Target Group Company uses or exploits Intellectual Property owned by any third party; or

(b)                                 any Target Group Company has licensed or agreed to license Target Intellectual Property Rights to, or otherwise permitted the use of any Target Intellectual Property Rights by, any third party.

“IT Contracts” means all material written and oral arrangements and agreements (including those currently being negotiated) under which any third party (including without limitation any of the Target Group Companies and any source code deposit agents) provides or will provide any element of, or services relating to, the Systems, including leasing, hire purchase, licensing, maintenance, website hosting, outsourcing, security, back-up, disaster recovery, insurance and services agreements.

“Key Employees” means employees set out in Part 1 of SCHEDULE 10 and “Key Employee” means any of them.

“Last Accounts” means the unaudited balance sheets of each of the Target Group Companies as at the Last Accounts Date.

“Last Accounts Date” means 31 May 2014.

“Leakage” means:

(a)                                                         the declaration, making or payment of any dividend;

(b)                                                         the distribution, repurchase, repayment, redemption or return of any share capital or loan stock;

(c)                                                          the payment of any sum to, or entering into any transaction with the Sellers or their Associates (but excluding any payments to MR in relation to the leased Properties pursuant to the terms of the Leases);

(d)                                                         the payment of bonuses to Employees;

(e)                                                          the revision of the terms of remuneration of any Employees;

(f)                                                           the payment of any fees and expenses incurred or to be incurred in connection with the Transaction, including the fees and expenses of the advisers or otherwise (but excluding the Sellers Transaction Expenses);

(g)                                                          the entry into any transaction other than on arm’s length commercial terms;

(h)                                                         the sale, purchase, transfer or disposal of any asset (but excluding the transfer of Excluded Domain Names from the Target Group to MR);

(i)                                                             the making of any gift or other gratuitous payment;

(j)                                                            the entry into by any Target Group Company of a guarantee or indemnity relating to the obligation of any person other than a Target Group Company;

(k)                                                         the incurrence of any Indebtedness;

(l)                                                             the payment of any management, monitoring or supervisory fees by any Target Group Company to any person, including fees or bonuses to any directors of any Target Group Company;

(m)                                                     the forgiveness, release or waiver of any Indebtedness or claim outstanding against any person other than a Target Group Company;

(n)                                                         the making or entering into of any agreement or arrangement relating to any of the forgoing matters; or

(o)                                                         entry into any settlement agreement as to any litigation or arbitration proceedings resulting in monetary payment by any Target Group Company.

“Leases” means:

(a)                                                             Lease agreement between Auto.ru LLC (as tenant) and Mikhail Rogalskiy (as landlord) No. 3-AП dated November 01, 2010 (as amended);

(b)                                                             Lease agreement between Auto.ru Holding LLC (as tenant) and Mikhail Rogalskiy (as landlord) #4/AП dated December 02, 2011 (as amended); and

(c)                                                              Lease agreement between Auto.ru Holding LLC (as tenant) and Mikhail Rogalskiy (as landlord) #5/AП dated 20 June 2011.

“Letter of Instruction” means the letter of instruction in the agreed form from the Sellers and the Buyer to the Sellers’ Solicitors and the Buyer’s Solicitors concerning the administration of the Escrow Account.

“Longstop Date” means 31 August 2014.

“Logo” has the meaning given to it in paragraph 14.15 of SCHEDULE 3.

“Losses” means all and any losses, liabilities, actions, claims, charges, costs, damages, fines, Taxes, penalties and interest, and all legal and other professional fees and expenses.

“Material Contract” means an agreement to which any Target Group Company is a party or is bound by, and which (i) involves actual or anticipated expenditure by the Target Group in excess of US$50,000 per annum, or (ii) provides or is anticipated to provide income to the Target Group in excess of US$50,000 per annum, or (iii) is necessary to the continued and uninterrupted operation of the Website or any mobile applications operated by any Target Group Company.

“Material Trademarks” means (i) Trademark No. 412362, date of registration: June 30, 2010; date of priority: June 2, 2006; and (ii) Trademark No. 327606; date of registration: June 5, 2007; date of priority: June 2, 2006.

“Net Cash” means the amount calculated as at the close of business on the Calculation Date in accordance with Appropriate Local Accounting Standards (in respect of the Target) or RAS (in respect of the Target Subsidiaries) based on the following mechanism (for the avoidance of doubt if an item falls into more than one category below, it will not be double counted):

(a)                                                         the sum of cash and cash equivalents on the Target Group Companies’ balance sheets at the close of business on the Calculation Date; minus

(b)                                                         the sum of:

(i)                 all of the Target Group Companies’ outstanding gross debt, including any accrued interest up to and including the Calculation Date;

(ii)                obligations under any finance lease of any of the Target Group Companies;

(iii)               other short-term and long-term financial and non-operational liabilities and other debt-like items to the extent that these items should have been recorded in the financial statements in accordance with Appropriate Local Accounting Standards (in respect of the Target) or RAS (in respect of the Target Subsidiaries), if such statements were compiled as of the Calculation Date.

“Net Cash Excess” has the meaning given to it in clause 3.4(b)(ii).

“Net Cash Shortfall” has the meaning given to it in clause 3.4(a)(ii).

“Open Source Software” means any software programs, libraries or code that are licensed under any form of terms and conditions that meet the Open Source Initiative’s Open Source Definition (http://www.opensource.org/docs/definition.php), the General Public Licence (as described by the Free Software Foundation and set out at http://www.gnu.org/licenses/gpl.html) or any other similar terms and conditions.

“Party” or “Parties” has the meaning given to it in the Preamble.

“Prior Financial Years” means all financial years of the Company prior to Completion and 2014.

“Properties” means real property held under lease agreements, occupied or used by, or in the possession of the Target Group the list of which is provided in SCHEDULE 7.

“RAS” means the accounting principles, standards and practices adopted for use in the Russian Federation in accordance with Federal Law No. 129-FZ of 21 November 1996 “On Accounting” (in force until 31 December 2012), and/or Federal Law No. 402-FZ of 6 December 2011 “On Accounting” (in force from 1 January 2013), and other applicable legislation of the Russian Federation in force from time to time.

“Registered Intellectual Property Rights” means all the registered Intellectual Property (including applications for such rights) owned by any Target Group Company, and all the material registered Intellectual Property used, or held for use, by any Target Group Company (that it does not own), including (without limitation)

the Domain Names, the Material Trademarks and the other registered Intellectual Property set out in SCHEDULE 11.

“Related Party” has the meaning given to it in clause 13.2(a).

“Restricted Area” means the geographical area comprising the Russian Federation, Belarus, Kazakhstan and Turkey.

“Restricted Period” has the meaning given in clause 11.1(a).

“Roubles” or “RUB” means the lawful currency of the Russian Federation for the time being.

“Rules” has the meaning given to it in clause 22.2.

“Security Interest” means a charge, debenture, mortgage, pledge, lien, security interest, guarantee, indemnity, declaration of trust, title retention, assignment, restriction, covenant or other third party right or interest of any kind, granted for the purpose of security.

“Seller 1” has the meaning given in the preamble of this Agreement.

“Seller 1 Completion Payment” means US$89,500,000.

“Seller 1 Consideration” has the meaning set out in clause 3.1(a).

“Seller 1 Escrow Amount” means US$7,000,000.

“Seller 1 Tax Adjustment” means a sum of US$1,089,421.

“Seller 1 Transaction Expenses” means the fees and expenses of Seller 1 associated with this Transaction and set forth in SCHEDULE 2 to this Agreement.

“Seller 2” has the meaning given in the preamble of this Agreement.

“Seller 2 Completion Payment” means US$$89,500,000.

“Seller 2 Consideration” has the meaning set out in clause 3.1(b).

“Seller 2 Escrow Amount” means US$7,000,000.

“Seller 2 Tax Adjustment” means a sum of US$1,089,421.

“Seller 2 Transaction Expenses” means the fees and expenses of Seller 2 associated with this Transaction and set forth in SCHEDULE 2 to this Agreement.

“Sellers” has the meaning given in the preamble of this Agreement.

“Sellers’ Solicitors” means Squire Patton Boggs (UK) LLP of 7 Devonshire Square, London EC2M 4YH.

“Sellers Transaction Expenses” means the Seller 1 Transaction Expenses and the Seller 2 Transaction Expenses.

“Signing Date” means the date of this Agreement.

“Software” means (i) the software programs known as the “auto.ru software” (registration number 2012613400), (ii) the “QR-code generation software for sale of any vehicle on the auto.ru website by the owner” (registration number 2012660162), (iii) the applications for mobile devices “auto.ru” for iOS (including its versions for iPhone and iPad), for Android and for Windows Phone”, and all other software programs, algorithms, coding, routines and applications used in the Website or a Database, and all updates, upgrades, releases and versions thereof, including:

(a)                                 the source code and object code; and

(b)                                 all other works or material recorded or embodied in the software, including the audio or visual content in any screen displays in the user interface.

“Software Documentation” means all and any documentation (whether in human or machine readable form) relating to the Software, including all:

(a)                                 operating manuals, user instruction manuals and training materials; and

(b)                                 documents associated with the creation, design, development or modification of the Software, including technical or functional specifications, flow charts, algorithms, architectural diagrams, data models, build instructions, testing or configuration documentation and technical data.

“Systems” means the material computer, telecommunications hosting and networking hardware, software (including the Software and Software Documentation), databases (including the Databases) and other information technology owned or used by the Target and/or any of the Target Subsidiaries.

“Target” has the meaning given in the preamble of this Agreement.

“Target Group” and “Target Group Companies” means the Target and the Target Subsidiaries and Target Group Company means any of them.

“Target Intellectual Property Rights” means all the material Intellectual Property owned, used, or held for use by any Target Group Company, including (without limitation) the Registered Intellectual Property Rights, all Intellectual Property in the Software, the Software Documentation, the Databases and the Website (other than user generated content), and all other Intellectual Property set out in SCHEDULE 11.

“Target Subsidiaries” means Auto.ru LLC and Auto.ru Holding LLC further details of which are set out in Part 2 of SCHEDULE 1.

“Tax” means:

(a)                                 all taxes, assessments, charges, duties, fees, levies or other governmental charges, including all national, federal, state, local, municipal, foreign and other income, franchise, profits, gross receipts, capital gains, capital stock, transfer, property, sales, use, value-added, excise, severance, windfall profits, stamp, licence, payroll, social security, withholding and other taxes, assessments, charges, imposts, contributions, duties, fees, levies or other governmental charges of any kind whatsoever (whether payable directly or by withholding and whether or not requiring filing, and whether budgetary or non-budgetary) imposed or collected by any Tax Authority; and

(a)                                 all penalties and interest relating to any matter described in (a) above and/or any return, notice, form, account or other document in respect thereof.

“Tax Authority” means any Government Authority competent to impose any liability in respect of Tax or responsible for the administration and/or collection of Tax or enforcement of any law in relation to Tax.

“Tax Covenant” means the tax covenant in the agreed form from the Sellers in favour of the Buyer.

“Tax Liability” means any present liability to pay sums to a Tax Authority in respect of Tax.

“Tax Statutes” means any primary or secondary statute, instrument, enactment, order, law, by-law or regulation making any provision for or in relation to Tax.

“Tax Warranties” means the warranties set out in paragraph 20 of Part 2 of SCHEDULE 3.

“Title and Capacity Warranties” means the warranties set out in Part 1 of SCHEDULE 3.

“Transaction” means the transactions contemplated by the Transaction Documents.

“Transaction Documents” means this Agreement, the Disclosure Letter, the Letter of Instruction, the Tax Covenant and any other agreement or document to be entered into by any party pursuant to this Agreement.

“Warranties” means the warranties set out in Part 2 of SCHEDULE 3 (for avoidance of doubt excluding the Title and Capacity Warranties).

“Website” means the Russian online portal related to auto and motorcycle classifieds and, as well as repairs, replacement parts and accessories, providing functionality to place advertisements of a commercial and non-commercial nature, discussion groups, news, reference and information materials and services, located at the domain name www.auto.ru and its subdomains and includes all information, text, pictures, sound graphics, video and any data, other than user-generated content, which have been incorporated into the Website.

“Working Capital” means:

(a)                                                         the aggregate total of Accounts Receivable, inventory and any other items of current assets of the Target Group Companies except cash and cash equivalents and those assets which are more likely than not expected to be recovered in cash or otherwise realised in the amount of not less than their book values;

less

(b)                                                         the aggregate total of Accounts Payable and other current liabilities of the Target Group Companies.

“Working Capital Excess” has the meaning given to it in clause 3.4(b)(i).

“Working Capital Shortfall” has the meaning given to it in clause 3.4(a)(i).

1.2                               Any reference to a statute, statutory provision or subordinate legislation shall be construed as referring to that statute, statutory provision or subordinate legislation as amended, modified, consolidated, re-enacted or replaced and in force from time to time, whether before or after the Signing Date and shall also be construed as referring to any previous statute, statutory provision or subordinate legislation amended, modified, consolidated, re-enacted or replaced by such statute, statutory provision or subordinate legislation.

1.3                               Any reference to a statutory provision shall be construed as including references to all statutory instruments, orders, regulations or other subordinate legislation made pursuant to that statutory provision.

1.4                               Unless the context otherwise requires:

(a)                                 words denoting the singular include the plural and vice versa;

(b)                                 words denoting any gender include all other genders;

(c)                                  any reference to “persons” includes individuals, bodies corporate, companies, partnerships, unincorporated associations, firms, trusts and all other legal entities.

1.5                               Clause headings are for convenience only and shall not affect the interpretation of this Agreement. Any reference to a clause, paragraph or schedule is to the relevant clause, paragraph or schedule of this Agreement.

1.6                               The schedules to this Agreement shall for all purposes form part of this Agreement.

1.7                               Any reference to a document being in the “agreed form” means a document in a form agreed by the Parties and initialled by, or on behalf of, each of them for the purposes of identification.

1.8                               Any phrase introduced by the terms “including”, “include”, “in particular”, “other” or “otherwise” or any similar expression shall be construed as illustrative and shall not limit the sense of the words preceding those terms.

1.9                               References to any English statutory provision or English legal term for any action, remedy, method of judicial proceeding, document, legal status, court, official or any other legal concept or thing shall, in respect of any body corporate incorporated in any jurisdiction other than England, be deemed to refer to and include any equivalent or analogous action, remedy, method of judicial proceeding, document, legal status, court, official or other legal concept or thing or what most nearly approximates in that jurisdiction to the English statutory provision or English legal term.

1.10                        For the purposes of this Agreement, references to “subsidiary” and “holding company” shall have the meanings set out in section 1159 of the Companies Act

2006 or other applicable legislation and references to “subsidiary undertaking” and “parent undertaking” shall have the meanings set out in section 1162 of the Companies Act 2006 or other applicable legislation.

1.11                        Save for clause 20, any references to time of day are to Moscow time.

1.12                        Any references to “writing” and “written” shall include electronic mail.

1.13                        Except where otherwise provided, all obligations and warranties of the Sellers in the Agreement are made jointly and severally by the Sellers.

2                                         SALE AND PURCHASE

2.1                               Subject to the terms and conditions of this Agreement the Sellers shall sell and transfer to the Buyer the Shares with full title guarantee (save that section 6(2) of the Law of Property (Miscellaneous Provisions) Act 1994 shall not apply) free from all Encumbrances and together with all rights of any nature that attach or which may at any time become attached to the Shares and the Buyer shall purchase and accept the Shares with effect from Completion.

2.2                               Each of the Sellers severally waives any right of pre-emption or other restriction on transfer in respect of the Shares or any of them conferred on him under the articles of association of the Target, any shareholders’ agreement relating to the Target or otherwise.

3                                         CONSIDERATION

3.1                               The consideration payable by the Buyer:

(a)                                 to Seller 1 for the Seller 1 Shares is the Seller 1 Completion Payment, as adjusted pursuant to clause 3.4 and SCHEDULE 5 (“Seller 1 Consideration”); and

(b)                                 to Seller 2 for the Seller 2 Shares is the Seller 2 Completion Payment, as adjusted pursuant to clause 3.4 and SCHEDULE 5 (“Seller 2 Consideration”).

3.2                               At Completion the Buyer shall pay:

(a)                                 the Seller 1 Completion Payment less (i) the Seller 1 Transaction Expenses and (ii) the Seller 1 Escrow Amount and (iii) the Seller 1 Tax Adjustment to Seller 1 by wire transfer of immediately available funds to the account of Seller 1 specified in writing to the Buyer;

(b)                                 the Seller 2 Completion Payment less (i) the Seller 2 Transaction Expenses, and (ii) the Seller 2 Escrow Amount and (iii) the Seller 2 Tax Adjustment to Seller 2 by wire transfer of immediately available funds to the account of Seller 2 specified in writing to the Buyer;

(c)                                  the Seller 1 Transaction Expenses and the Seller 2 Transaction Expenses to the parties identified in SCHEDULE 2; and

(d)                                 the Seller 1 Escrow Amount and the Seller 2 Escrow Amount by wire transfer of immediately available funds into the Escrow Account on and subject to the terms of this Agreement.

3.3                               The Buyer and each of the Sellers agree that after Completion they will comply with clause 3.4 and SCHEDULE 5.

3.4                               Within ten (10) Business Days from the date when the Final Adjustment Statement has been finalised in accordance with paragraph 1.5 of SCHEDULE 5, the Seller 1 Consideration and Seller 2 Consideration shall be adjusted as follows:

(a)                                 subject to clause 3.5, if:

(i)                                     the Completion Working Capital is less than the Estimated Working Capital, the Sellers will transfer (in equal proportions) to the Buyer in cash the amount of any such deficiency calculated on a dollar for dollar basis (“Working Capital Shortfall”) which will be deemed to adjust the amount of the Seller 1 Consideration and Seller 2 Consideration accordingly; and/or

(ii)                                  the Completion Net Cash is less than the Estimated Net Cash, the Sellers will transfer (in equal proportions) to the Buyer in cash the amount of any such deficiency calculated on a dollar for dollar basis (“Net Cash Shortfall “) which will be deemed to adjust the amount of the Seller 1 Consideration and Seller 2 Consideration accordingly; and

(b)                                 subject to clause 3.5, if:

(i)                                     if the Completion Working Capital exceeds the Estimated Working Capital, the Buyer will transfer to the Sellers (in equal proportions) in cash the amount of any such excess calculated on a dollar for dollar basis (“Working Capital Excess”) which will be deemed to adjust the amount of the Seller 1 Consideration and Seller 2 Consideration accordingly; and/or

(ii)                                  the Completion Net Cash exceeds the Estimated Net Cash, the Buyer will transfer to the Sellers (in equal proportions) in cash the amount of any such excess calculated on a dollar for dollar basis (“Net Cash Excess”) which will be deemed to adjust the amount of the Seller 1 Consideration and Seller 2 Consideration accordingly.

3.5                               No payments shall be required to be made under clause 3.4 if the amount of the Working Capital Shortfall, Net Cash Excess, Working Capital Excess or Net Cash Shortfall, as the case may be, is in aggregate less the Adjustment Threshold.

3.6                               Any payment to be made pursuant to this Agreement shall be made in Dollars by wire transfer of immediately available funds on or before the due date for payment, without set off or counterclaim and free and clear of any withholding for Taxes to the account specified in writing by the Party receiving the payment at least three (3) Business Days in advance.

3.7                               If any deduction or withholding is required by law to be made from any payment under or in connection with this Agreement, the Party making the payment shall increase the amount of the payment to the extent necessary to ensure that the net amount received and retained by the Party receiving the payment (after taking into account all deductions, withholdings or Tax) is equal to the amount that it would have received had the payment not been subject to any such deductions, withholdings or Tax provided that this clause shall not apply to default interest. This clause does not require the Buyer to increase the amount of the payments under clause 3.2 for any income or capital gains taxes payable by the Sellers in respect thereof.

3.8                               If any amount is due to the Buyer under clause 3.4 and remains unsatisfied for a period of thirty (30) Business Days from the date when the Final Adjustment Statement has been finalised in accordance with paragraph 1.5 of SCHEDULE 5, such amount shall be paid to the Buyer from the Escrow Account.

4                                         CONDITION PRECEDENT AND TERMINATION

4.1                               Completion of the sale and purchase of the Shares is subject to the Buyer having received on or before the Longstop Date written preliminary approval of the transactions contemplated by this Agreement by the FAS (the “Condition”), subject only to such conditions as are not, in the reasonable opinion of the Buyer, material to the business or operations of the Buyer or the Target Group, or as would not require the Buyer to divest, or materially alter the operation of, any of its existing businesses or companies within the Buyer’s Group.

4.2                               Each Party shall use their respective best endeavours to procure that, to the extent possible, the Condition is fulfilled on or before the Longstop Date.

4.3                               The Buyer shall submit the FAS Notification to FAS within ten (10) Business Days of the Signing Date.

4.4                               For the purposes of (i) preparing and making the FAS Notification and (ii) responding to any questions raised or requests made by FAS in connection therewith, the Sellers shall promptly provide the Buyer with such information, documents and assistance as the Buyer reasonably requests from time to time, and the Sellers shall fully cooperate with the Buyer and the FAS in respect of the FAS Notification and any questions with respect thereto.

4.5                               Without limiting the foregoing, the Buyer shall, as and when reasonably requested by the Sellers, give reasonable details of the state of progress towards achieving the Condition. Each Party shall promptly notify the other Party in writing if it becomes aware of an event, fact or circumstance that would reasonably be expected to prohibit, make unlawful or materially delay the satisfaction of the Condition or Completion.

4.6                               Subject to clause 4.8, if the Condition is not fulfilled or waived on or before the Longstop Date, this Agreement will terminate with effect from the Business Day immediately following the Longstop Date.

4.7                               The Parties may, together, agree in writing on or prior to the Longstop Date to delay the Longstop Date to a later date (an “Extended Longstop Date”). Clauses 4.2 to 4.9 shall apply to such Extended Longstop Date, mutatis mutandis.

4.8                               The Sellers may terminate this Agreement by giving written notice to the Buyer if: (a) the Condition has not been satisfied by the Longstop Date or (b) (i) the Buyer fails to consummate the transactions contemplated by this Agreement within three (3)

Business Days following the date on which Completion should have occurred pursuant to clause 5.1 and (ii) the Sellers were ready, willing and able to consummate on that date and the Sellers had given the Buyer written notice on or prior to such date, confirming that fact.

4.9                               In the event of termination of this Agreement (for whatever reason) neither Party shall have further liability to the other Party:

(a)                                 except in respect of the other Party’s accrued rights in respect of a breach by the other Party of its obligations under clauses 4.2 to 4.5; and

(b)                                 under the provisions of clause 13 (Confidentiality and Announcements), which shall continue in full force and effect,

and clauses 1 (Definitions and Interpretation, 15 (General), 17 (Third Party Rights), 19 (Entire Agreement), 20 (Notices), and 22 (Governing Law and Jurisdiction), shall continue to apply in relation to such accrued rights and to clause 13.

5                                         COMPLETION

5.1                               Completion shall take place at the offices of the Buyer’s Swiss Counsel (or at such other place as the Parties may agree in writing) on the fifth Business Day following the date on which the Buyer confirms to the Sellers in writing that the Condition has been satisfied or waived in writing in accordance with clause 4 the “Completion Date”) (or such other place and time as may be agreed in writing between the Parties).

5.2                               At Completion, the Sellers shall deliver to the Buyer:

(a)                                 the Completion Date Disclosure Letter duly signed by the Sellers;

(b)                                 the Tax Covenant duly signed by the Sellers;

(c)                                  letters of resignation in agreed form of all of the directors and all authorised signatories of the Target;

(d)                                 a certified copy of each power of attorney under which any document to be delivered to the Buyer has been executed by the relevant Seller;

(e)                                  a certified copy of a resolution of the relevant governing bodies of each Seller approving the sale of the Shares and execution of the Agreement and the Transaction Documents and other necessary documents;

(f)                                   an original copies of an extract from the Unified State Register of Legal Entities with respect to the Target Subsidiaries, dated not earlier than ten (10) days prior to the Completion Date;

(g)                                  an agreement in the agreed form for the assignment from MR to the relevant Target Subsidiary of certain intellectual property rights, title and interest in certain software, databases and copyrighted objects;

(h)                                 the Letter of Instruction duly executed by the Sellers and the Sellers’ Solicitors;

(i)                                     a duly executed appointment of agent appointing a service agent in England in accordance with clause 22.12;

(j)                                    resolution of the director of the Target approving the sale of the Shares to the Buyer and consenting to the registration of such sale in the share register of the Target; and

(k)                                 original share certificates representing all Shares duly endorsed in favour of the Buyer.

5.3                               At Completion, the Buyer shall:

(a)                                 deliver to the Sellers the Completion Date Disclosure Letter duly counter-signed by the Buyer;

(b)                                 deliver to the Sellers the Tax Covenant duly counter-signed by the Buyer;

(c)                                  deliver to the Sellers the Letter of Instruction duly executed by the Buyer and the Buyer’s Solicitors;

(d)                                 deliver to each Seller a certified copy of each power of attorney under which any document to be delivered to the relevant Seller has been executed by the Buyer;

(e)                                  deliver to each Seller a certified copy of a resolution of board of directors of the Buyer approving the acquisition of the Shares and execution of the Agreement and the Transaction Documents and other necessary documents;

(f)                                   pay to Seller 1 and Seller 2 the respective sums required by clause 3.2(a) and clause 3.2(b) in the manner set out in clause 3.2 and deliver to the Sellers a confirmation from its bank (which shall be in the form of a SWIFT confirmation) that the transfer of such amounts has been made to the Sellers;

(g)                                  pay the Seller 1 Escrow Amount and the Seller 2 Escrow Amount into the Escrow Account and deliver to the Sellers a confirmation from its bank (which shall be in the form of a SWIFT confirmation) that the transfer of such amounts has been made to the Escrow Account;

(h)                                 deliver the Letter of Instruction duly executed by the Buyer and the Buyer’s Solicitors;

(i)                                     deliver to the Sellers a duly executed appointment of service appointing a service agent in England in accordance with clause 22.12; and

(j)                                    pay to the applicable party set forth in SCHEDULE 2 that amount set forth opposite such party’s name in SCHEDULE 2 and deliver to such party a confirmation from its bank (which shall be in the form of a SWIFT confirmation) that the transfer of such amount has been made to such party.

5.4                               The Sellers shall procure that a director of the Target duly records the transfer of the Shares to the Buyer in the share ledger of the Target.

5.5                               The Buyer shall procure that (i) an extraordinary general meeting of the Target is held at Completion at which resolutions shall be passed to appoint such persons as the Buyer nominates as new directors of the Target, and (ii) a board meeting of the Target is held to revise its bank mandates in such manner as the Buyer requires. The Buyer shall procure that as soon as possible after Completion, the necessary shareholder resolutions for each Target Subsidiary are passed in order to effect the desired changes to the governing bodies of each Target Subsidiary.

5.6                               All deliveries of documents and actions contemplated by this Agreement to take place at Completion shall be deemed to have taken place simultaneously as part of a single transaction and none of which shall be considered to have taken place unless and until all of such actions shall have taken place.

5.7                               The Buyer may in its absolute discretion waive any requirement contained in clause 5.2 but shall not be obliged to complete the purchase of any of the Shares unless the purchase of all the Shares is completed simultaneously in accordance with such clauses and this Agreement.

5.8                               The Sellers may in their absolute discretion waive any requirement contained in clause 5.3 but shall not be obliged to complete the sale of any of the Shares unless the sale of all the Shares is completed simultaneously in accordance with such clause and this Agreement.

6                                         COVENANTS UP TO COMPLETION

6.1                               In the period between the Signing Date and the Completion Date, the Sellers shall procure that:

(a)                                 the business of each Target Group Company will be properly managed in all respects, that its business will be carried on in the ordinary and usual course and that it will comply, in each case, in all material respects, with all applicable laws and will maintain all licences, consents and authorisations of any nature whatsoever (public or private) which are material to the business of that Target Group Company as currently conducted;

(b)                                 the Buyer will be kept fully and promptly informed of all material matters relating to the business, assets and affairs of the Target Group Companies;

(c)                                  each Target Group Company will keep proper accounting records and in them make true and complete entries of all dealings and transactions in relation to its business equal to the standards of the Last Accounts and will afford to the Buyer and any professional adviser of the Buyer full access thereto at reasonable times and at the request of the Buyer;

(d)                                 pay all taxes as they fall due and file all tax returns as they fall due;

(e)                                  each Target Group Company will use all reasonable endeavours to preserve its business and the goodwill of its customers, suppliers, partners and other business relationships, and to retain the Key Employees;

(f)                                   each Target Group Company will protect, defend, enforce, maintain and renew all the Target Intellectual Property Rights and continue prosecution of any pending applications filed on behalf of any of the Target Group Companies;

(g)                                  each Target Group Company will not do or omit to do or cause or allow to be done or omitted to be done any act or thing which would result (or be likely to result) in a breach of the Agreement;

(h)                                 prior to 30 June 2014 the Target finalises, delivers to the Sellers for approval, and the Sellers approve at a general shareholders meeting its Swiss statutory accounts for the financial year ended 31 December 2013;

(i)                                     the Target Subsidiary Auto.Ru LLC shall pass a resolution to terminate the mass media activities of “Automobile internet channel AUTORU.TV”, Certificate of registration No. ЭЛ № ФС 77 — 46183, date of registration: August 12, 2011, form of distribution: TV program (“Mass Media”), and shall submit an application for termination of the Mass Media registration with the relevant Government Authority and take any other steps as may reasonably be required to terminate the Mass Media registration; and

(j)                                    the necessary parties thereto (i) sign the contribution agreement in the agreed form between the Sellers and the Target relating to the Target Subsidiaries, (ii) sign the declaration, assignment and waiver in the agreed form from Mr Philippe Schlatter, (iii) sign the agreed form resolutions of the board of the Target, (iv) hold the shareholder meeting of the Target and (v) deliver an agreed form share ledger (Akienbuch) of the Target.

6.2                               In the period prior to the Completion Date the Sellers shall procure that none of the following matters will be undertaken by any Target Group Company without the prior written consent of the Buyer, such consent not to be unreasonably withheld or delayed:

(a)                                 the modification of any of the rights attached to any shares of any Target Group Company or the creation, issue, redemption or repurchase of any shares in any Target Group Company or the grant or agreement to grant any option over any shares or uncalled capital of any Target Group Company or the issue of any obligations convertible into shares, or the transfer, disposal or granting of Encumbrances over the Shares or the Participation Interests in the Target Subsidiaries;

(b)                                 the sale or disposal of, or the grant or termination of any option, right of pre-emption or other rights in respect of, any part of the undertaking or the assets (including the Properties) of any Target Group Company other than in the usual course of business;

(c)                                  the writing off or releasing of any debt;

(d)                                 the passing of any shareholders’ resolution relating to any Target Group Company, or making any alteration to the articles of association or any other constitutional document of any Target Group Company;

(e)                                  the granting by any Target Group Company of any guarantee, suretyship, indemnity or any other security;

(f)                                   the making of any capital commitments of any amount which total in aggregate US$100,000;

(g)                                  the acquisition by any Target Group Company of any material assets, shares or business of any other company or the participation by any Target Group Company in any partnership, consortium, association or joint venture;

(h)                                 the borrowing of any money or acceptance of any financial facility by any Target Group Company other than trade credit incurred in the ordinary course of business or the making of any payments or drawings out of its bank account(s) (other than routine payments in the ordinary course of business);

(i)                                     the making or granting of any loan or any financial facility other than trade credit given in the usual course of business;

(j)                                    other than Security Interest arising by operation of law, the creation or issue or allowing to come into being of any Encumbrance upon or over any part of the property or assets or uncalled capital of any Target Group Company or the creation or issue of any debenture or debenture stock or the obtaining of any advance or credit in any form other than trade credit in the usual course of business;

(k)                                 the entry into, termination, amendment or variation of any Material Contract by any Target Group Company otherwise than in the ordinary course of business;

(l)                                     the commencement, compromise or settlement of any litigation or arbitration proceedings by any Target Group Company other than for the collection of debts not exceeding US$100,000 in aggregate;

(m)                             the engagement or employment by any Target Group Company of any person as an employee whose salary is in excess of US$50,000; provided the aggregate salaries of all such new persons shall not be in excess of US$250,000;

(n)                                 the amendment of the terms and conditions of employment or engagement of any employee or consultant of any Target Group Company other than as required by law or by the terms of an existing contract or commitment or otherwise pursuant to any customary annual salary review process or the grant of any pension rights;

(o)                                 the termination by a Target Group Company of the employment of any Key Employee save in circumstances where the termination is deemed by the relevant Target Group Company to be in its best interests due to the Employee’s serious or repeated misconduct or poor performance;

(p)                                 the making, or communication to any person of any proposal or promise to make, any change or addition to any retirement, death or disability benefit of or in respect of any of its directors or employees or former directors or former employees (or any dependant of any such person) or grant or create any additional retirement, death or disability benefit (as so defined);

(q)                                 the entry into any onerous, unusual or abnormal contract or commitment or entry into any leasing, hire purchase or other agreement or arrangements for payment on deferred terms; or

(r)                                    the grant, issue or redemption of any mortgage, charge, debenture or other security or giving of any guarantee or indemnity;

(s)                                   the assignment, factoring or other disposition of any book debts;

(t)                                    the alteration of any mandate given to its bankers relating to any matter concerning the operation of the bank accounts of any Target Group Company;

(u)                                 the appointment of new auditors or the removal of existing auditors;

(v)                                 undertaking any act which is likely to lead to liquidation of any of the Target Group Companies.

(w)                               the entry into any transaction involving consideration, expenditure or liabilities in excess of US$100,000;

(x)                                 the conclusion of any contract with any Associate of a Seller or a Guarantor;

(y)                                 without limitation to the generality of subparagraphs (b), (e), (j) or (k) above, the assignment, licensing, charging, abandoning, ceasing to prosecute or otherwise disposing of or granting any Encumbrance over or in respect of, or failing to maintain, defend or diligently pursue, applications for any of its Intellectual Property; or

(z)                                  the agreement, conditional or otherwise, to do any of the foregoing.

6.3                               Until Completion the Sellers shall procure that the Buyer, its agents and representatives are given full access to the Properties and to the books and records of the Target Group Companies and the Sellers shall provide such information regarding the businesses and affairs of the Target Group Companies as the Buyer may require.

6.4                               Each Seller shall immediately notify the Buyer in writing of any matter or thing which arises or becomes known to him which constitutes (or could after the lapse of time constitute) a misrepresentation or a breach of any of the Warranties and the Title and Capacity Warranties (if the same were repeated on each day after the Signing Date up to and including Completion by reference to the facts and circumstances then existing) or the undertakings or other provisions set out in this Agreement.

7                                         POST-COMPLETION

7.1                               With effect from Completion, each Seller and each Guarantor irrevocably and unconditionally releases the Target Group from any and all liabilities relating to any period up to and including Completion and waives any and all rights and/or claims such Seller or Guarantor (or any person connected with such Seller or Guarantor)

may have against the Target Group on any account whatsoever (other than liabilities that have been Disclosed) whether past, present or future, relating to any period up to and including the Completion Date, whether statutory, contractual or otherwise and whether actual or contingent, and each Seller and Guarantor confirms that there are no sums owed by them (or any person connected to such Seller or Guarantor) to the Target Group save as Disclosed.

7.2                               The Guarantors hereby agree for a period of six months following Completion to be available on reasonable notice and for reasonable periods of time for on-site consultation to the Buyer and/or the Target Group to assist in the integration of the Target Group within the Buyer’s Group.

7.3                               For a period of at least one (1) year following the Completion Date, the Buyer shall procure that each Key Employee shall be entitled to receive while in the employ of the Target Group, at least the same level of salary or wages (excluding any other compensation or bonus of whatever nature) as were paid to such Key Employees immediately prior to the Completion Date. The Buyer shall otherwise employ such Key Employees in line with the Buyer’s standard employment policies and terms and conditions of employment.

7.4                               The Buyer irrevocably and unconditionally releases the Sellers and Guarantors from any and all liabilities relating to any liability that the Target may have in relation to any Swiss withholding tax (“Verrechnungssteuer”) on:

(i)           freely available reserves of the Target existing at the Completion Date but then not yet distributed by the Target, which tax might in such case not be recoverable by the Buyer as a result of the designation of the Sellers as off-shore structures and accordingly being deemed to be recipients of such dividends distributed by the Target after the Completion Date;

(ii)          the amount of free cash on the Auto.ru LLC and Auto.ru Holding LLC balance sheets, not qualifying as operating cash according to Swiss tax law;

(iii)         the difference between the acquisition value and the market value of Auto.ru LLC and Auto.ru Holding LLC acquired by the Target,

and waives any and all rights and/or claims the Buyer (or any person connected with the Buyer) may have against the Sellers and Guarantors on any account whatsoever whether past, present or future, relating to the foregoing, whether statutory, contractual or otherwise and whether actual or contingent, and the Buyer confirms that there are no sums owed to it (or any person connected to the Buyer) by the Sellers or the Guarantor in respect of the foregoing.

8                                         GUARANTEE

8.1                               In consideration of the Buyer entering into this Agreement and at the request of the Sellers, the Guarantors, as principal obligors (and not merely as sureties), hereby jointly and severally irrevocably and unconditionally covenant and guarantee to the Buyer, as a continuing obligation, the proper and punctual performance and observance by the Sellers of their obligations under the this Agreement and Tax Covenant, including the due and punctual payment of all monies payable by the Sellers under this Agreement or the Tax Covenant.

8.2                               If a Seller defaults on the payment of any amount due and payable to the Buyer under this Agreement, the Guarantors shall immediately on demand by the Buyer unconditionally pay that amount to the Buyer in the manner prescribed in this Agreement as if they were the defaulting Seller.

8.3                               As an independent and primary obligation, without prejudice to clause 8.1 and clause 8.2, the Guarantors unconditionally and irrevocably agree to indemnify and keep indemnified on demand the Buyer from and against any losses suffered, incurred or paid, directly or indirectly, by the Buyer as a result of, in connection with or arising out of any failure of any of the Sellers to comply with or perform any of their respective undertakings, covenants and indemnities, or to discharge any of their respective liabilities, under this Agreement (the “Guaranteed Obligations”).

8.4                               Until the Guaranteed Obligations have been paid, discharged or satisfied in full, the Guarantors waive all rights of subrogation and indemnity against Sellers and agrees not to share in any security held or moneys received by the Buyer on account of such liabilities or, unless so instructed by the Buyer, to claim or prove in competition with the Buyer in the liquidation or winding-up of, or any other reorganisation proceeding in relation to, either Seller in respect of any moneys paid by the Guarantor under this Agreement. If the Guarantors receive any payment or other benefit or exercise any set-off or counterclaim or otherwise act in breach of this clause 8.4, anything so received and any benefit derived directly or indirectly by the Guarantors therefrom shall be held on trust for the Buyer to be applied rateably in discharge of the Guarantors’ liability to the Buyer hereunder.

8.5                               This guarantee is a continuing guarantee and shall extend to the ultimate balance of sums payable by either of the Sellers under this Agreement, regardless of any intermediate payment or discharge in whole or in part. It shall not be affected by any act, omission, matter or thing which, but for this clause 8.5, would reduce, release or prejudice any of the Sellers’ obligations guaranteed under this clause 8 (without limitation and whether or not known to them or the Buyer).

8.6                               Until all amounts which become payable by either of the Sellers under or in connection with this Agreement have been irrevocably paid in full, the Buyer (or any trustee or agent on its behalf) may hold in an interest-bearing suspense account any monies received from the Guarantors or on account of the Guarantors’ liability under this clause 8 and may, as it sees fit, apply or not apply any other monies, securities or rights in respect of those amounts.

8.7                               Until all amounts which become payable by any of the Sellers under or in connection with this Agreement have been irrevocably paid in full, and unless the Buyer otherwise directs in writing, the Guarantors shall not exercise any rights which they may have by reason of performance by them of their obligations under this clause 8.

8.8                               The obligations of the Guarantors shall be in addition to and independent of all other security which the Buyer may at any time hold in respect of any of the obligations of any of the Sellers under this Agreement.

8.9                              The liability of the Guarantors under this Agreement shall not be reduced, discharged or otherwise adversely affected by any dissolution, insolvency, bankruptcy, liquidation, administration, winding up, incapacity, limitation, the discharge by operation of law, or any change in the constitution or name of the Sellers.

8.10                        The Buyer shall not be obliged, before taking steps to enforce any of its rights and remedies under this Agreement;

(a)                                 to make or file any claim in a bankruptcy, liquidation, administration or insolvency of the Sellers or any other person; or

(b)                                 make demand, enforce or seek to enforce any claim, right or remedy against the Sellers or any other person.

9                                         WARRANTIES

9.1                               The Sellers jointly and severally represent and warrant to the Buyer as at the Signing Date, and again as at the Completion Date, that each Title and Capacity Warranty and each of the Warranties is true and accurate, subject only to any matter Disclosed and the limitations and qualifications set out in SCHEDULE 4.

9.2                               The Sellers jointly and severally acknowledge that the Buyer has entered into this Agreement in reliance upon the Title and Capacity Warranties.

9.3                               Each of the Warranties and the Title and Capacity Warranties shall be construed as separate and independent warranties and, except where expressly stated, shall not be limited or restricted by reference to or inference from the terms of any other warranty or any other provision of this Agreement.

9.4                               The rights and remedies of the Buyer in respect of any breach of the Warranties and the Title and Capacity Warranties shall not be affected by Completion.

9.5                               The Sellers:

(a)                                 irrevocably agree with the Buyer (for itself and as trustee for the Target Group Companies and their respective directors, officers and employees) to irrevocably and unconditionally waive any claim or remedy or right which they may have in respect of any misrepresentation, inaccuracy or omission in or from any information or advice supplied or given by a Target Group Company or a director, officer or employee of any Target Group Company for the purpose of assisting the Sellers in giving any Warranty and Title and Capacity Warranty and in preparing the Disclosure Letter; and

(b)                                 acknowledge that any such right or claim will not constitute a defence to any claim by the Buyer under or in relation to this Agreement or any agreement entered into pursuant to this Agreement.

9.6                               If any of the Warranties or the Title and Capacity Warranties are qualified by knowledge or awareness, or words to such effect, such expression shall mean that each Seller, as the case may be, shall be deemed to have knowledge of all facts, matters and circumstances actually known to such Seller and to have made due enquiry of the other Seller and the Guarantors and to have made such enquiries of Mrs. Ekaterina Sharpan, Mr. Oleg Nikolaevich Boyko (Russian trademark attorney No. 1174), Mr. Philippe Schlatter (nominal director of the Target) as a reasonable person selling its interest in a company and being asked to give warranties of the type set out in SCHEDULE 3 would make.

9.7                               Notwithstanding any other provisions of this Agreement or any other agreement or document entered into pursuant to this Agreement, none of the limitations contained in this clause 9, SCHEDULE 4, nor any statutory limitation shall apply to any claim for breach of the Warranties or the Title and Capacity Warranties, where the fact, matter or circumstance giving rise to the claim arises as a result of fraud or deliberate non-disclosure on the part of any of the Sellers.

9.8                               If any amount is paid by a Seller in respect of a breach of any Warranty or otherwise pursuant to this clause 9, the amount of such payment shall be deemed to constitute a reduction in the Seller 1 Consideration or Seller 2 Consideration as appropriate.

9.9                               The Buyer warrants to the Sellers that at Completion each Buyer’s Warranty is true and accurate.

10                                  INDEMNITIES

10.1                        The Sellers undertake to indemnify and keep indemnified the Buyer and the Target Group from and against all Losses suffered or incurred by any of them, arising (in each case) from or in connection with

(a)                                 any breach of the Title and Capacity Warranties;

(b)                                 (i) partial or complete cancellation or invalidation of the Material Trademarks in respect of any goods or services for which they are registered as of the Signing Date, except to the extent attributable to any act or omission after Completion of the Buyer or a Target Group Company (other than as a result of a Target Group Company carrying on its business as carried on at Completion); (ii) the cancellation or termination or the granting of any Encumbrance over the auto.ru domain name, or the existence or imposition of any limitation upon any Target Group Company’s right to use the auto.ru domain name, except to the extent attributable to any act or omission after Completion of the Buyer or a Target Group Company (other than as a result of a Target Group Company carrying on its business as carried on at Completion); and (iii), the Target Group Companies not owning any right in, or the cancellation or termination of any registered title or interest in, or the existence or imposition of any limitation upon the Target Group Companies’ right to use, the Databases and/or the Software, due to any challenge to that right, title or interest by any of the Employees, former employees or (other than in the case of any aspect of the Databases or Software that comprises Open Source Software that has been Disclosed) third parties, except to the extent attributable to any act or omission after Completion of the Buyer or a Target Group Company (other than as a result of a Target Group Company carrying on its business as carried on at Completion); and

(c)                                  any Leakage incurred by any Target Group Company from and including the Calculation Date to and including the Completion Date,

(all together the “Indemnities”).

10.2                        The limitations and qualifications set out in SCHEDULE 4 shall apply to the Indemnities as set out therein.

11                                  RESTRICTIVE COVENANTS

11.1                        Each of the Guarantors severally covenants to the Buyer (for itself and as trustee for each member of the Buyer’s Group and the Target Group) that without the prior written consent of the Buyer, he will not, and will ensure that none of his Associates will:

(a)                                 for a period of three (3) years after the Completion Date (the “Restricted Period”) either as principal or partner, alone or jointly with, through or as manager, adviser, consultant or agent for any person or in any other capacity whatsoever, directly or indirectly, carry on or be engaged, concerned or interested in the business of providing online services related to classified advertising of automobiles, motorcycles and other vehicles and parts therefor, including advertisements, discussion groups, blogs, news, reference and information materials within the Restricted Area in competition with the business of the Target Group as carried on at the Completion Date or during the Restricted Period PROVIDED THAT nothing contained in this clause 11.1(a) shall preclude the Guarantors or the Sellers from being the registered holder or beneficial owner for investment purposes only of not more than 5% of the equity share capital of any company listed on any securities exchange in any jurisdiction;

(b)                                 during the Restricted Period, solicit or entice away or seek to entice away any person who at any time since January 1, 2014 was (i) a director or an employee of the Target Group, or (ii) a director or an employee of the Buyer’s Group, other than each of the Guarantors and Mrs. Ekaterina Sharpan;

(c)                                  solicit or endeavour to solicit in competition with the business of the Target Group the custom of, or orders from, any person, firm or company who has been a customer or business partner of the Target Group at any time during the period of twelve (12) months immediately preceding the Completion Date and/or during the Restricted Period; or

(d)                                 during the Restricted Period, interfere with or seek to interfere with the continuance of supplies to the Target Group (or the terms relating to such supplies) from any third party suppliers who have been supplying components, materials or services (including content) to the Target Group at any time during the period of twelve (12) months immediately preceding the Completion Date and/or during the Restricted Period.

11.2                        The restrictions contained in this clause 11 are considered to be reasonable by the Guarantors in all respects but if any of those restrictions shall be invalid or unenforceable in the circumstances where it would be valid if some part were deleted or amended, the Parties agree that such restrictions shall apply with such deletion or amendment as may be necessary to make it valid and effective.

11.3                        Each Guarantor hereby acknowledges that the Buyer is accepting the benefit of the covenants contained in this clause 11 both on its own behalf and on behalf of each member of the Buyer’s Group and the Target Group with the intention that the Buyer may claim against the relevant Guarantor on behalf of any such person for loss sustained by that person as a result of any breach of any of the covenants contained in this clause 11 by a Guarantor. Each Guarantor agrees and acknowledges that any breach of any of the provisions of this clause 11 will cause the Buyer’s Group substantial and irrevocable damage, and therefore in the event of any such breach, the Buyer shall have the right to seek specific performance, injunctive relief or any other similar remedy with respect to such breach.

11.4                        The provisions of clauses 11.1(a) to 11.1(d) are separate and severable and shall be enforceable accordingly.

12                                  CONFIDENTIAL BUSINESS INFORMATION AND USE OF NAMES

12.1                        The Sellers and the Guarantors shall not for a period of three (3) years after the Completion Date use or disclose or permit there to be used or disclosed any Confidential Business Information which it has or acquires PROVIDED THAT this clause shall not apply if and to the extent that:

(a)                                 such Confidential Business Information has ceased to be confidential or come into the public domain (other than as a result of breach of any obligation of confidence by any of the Sellers or the Guarantors or any of their respective Associates); or

(b)                                 any disclosure of such Confidential Business Information has been authorised in writing by the Buyer; or

(c)                                  disclosure of the Confidential Business Information concerned is required by law or by any regulatory body or securities exchange.

12.2                        The Sellers and the Guarantors shall not at any time after Completion conduct any business in the Restricted Area using the business or trade name “auto.ru”, “авто.ру” or derivatives thereof or any name confusingly similar thereto.

13                                  CONFIDENTIALITY AND ANNOUNCEMENTS

13.1                        Subject to clause 13.2, each Party shall treat as strictly confidential the contents of this Agreement, the other Transaction Documents, and all information (including know how) of a secret or confidential nature belonging or to relating to a Party or any member of its respective group (“Confidential Information”) obtained as a result of negotiating or entering into (i) this Agreement, (ii) any other Transaction Document, save that information shall not be Confidential Information if:

(a)                                 the information is, or subsequently becomes, public knowledge other than as a direct or indirect result of the information being disclosed in breach of this Agreement; or

(b)                                 the disclosing Party can establish that it obtained the information from a source that was under no obligation of confidence in respect thereof; or

(c)                                  the disclosing Party can establish that the information was known to it before the date of disclosure by another Party and that it was not under any obligation of confidence in respect of that information; or

(d)                                 the Parties agree in writing prior to its disclosure that it is not confidential.

13.2                        Any Party may disclose information that would otherwise be Confidential Information if and to the minimum extent:

(a)                                 disclosure is made on a strictly confidential basis to officers, employees, agents, consultants, professional advisers, auditors and bankers (each a “Related Party”) of the disclosing Party or any member of its group, to the extent that any such Related Party needs to know such Confidential Information in connection with the implementation of the Transaction Documents;

(b)                                 required by any order of any Government Authority;

(c)                                  required by the rules of any listing authority or stock exchange on which the shares of any member of that party’s group are listed or traded;

(d)                                 required by the laws or regulations of any country with jurisdiction over the affairs of any member of that Party’s group;

(e)                                  to enable the disclosing party to enforce or protect its rights under the Transaction Documents in a court of competent jurisdiction or in the Tribunal; or

(f)                                   the other Party has given its prior written approval to the disclosure.

13.3                        Before a Party discloses any information under clause 13.2(b), 13.2(c) or 13.2(d), such Party shall (to the extent permitted by law) use all reasonable endeavours to:

(a)                                 inform the other Parties of the full circumstances of the disclosure and the information that will be disclosed, and take all such steps as may be reasonable and practicable in the circumstances to agree the contents of such disclosure with the other Parties before making the disclosure (save that, if the disclosing Party is unable so to inform the other Parties before Confidential Information is disclosed, it shall (to the extent permitted by law) inform the other Parties immediately after the disclosure of the full circumstances of the disclosure and the information that has been disclosed);

(b)                                 consult with the other Parties as to possible steps to avoid or limit disclosure and take those steps where they would not result in significant adverse consequences to the disclosing Party;

(c)                                  gain assurances as to confidentiality from the person to whom the information is to be disclosed; and

(d)                                 where the disclosure is by way of public announcement, agree the wording with the other Parties in advance.

13.4                        Each Party shall ensure that its Related Parties to whom any Confidential Information is disclosed comply fully with the confidentiality obligations set out in this clause 13.

13.5                        The restrictions contained in this clause 13 shall continue to apply for so long as any information remains Confidential Information.

13.6                        Subject to clause 13.7, the Parties shall not make or authorise any announcement concerning the terms of or any matters contemplated by or ancillary to this

Agreement without the prior written consent of all the other Parties (such consent not to be unreasonably withheld or delayed).

13.7                        The parties shall issue the press release in agreed form on or about the Completion Date.

13.8                        A Party may make or authorise an announcement if:

(a)                                 the announcement is required by law or any securities exchange or regulatory or governmental body (whether or not such requirement has the force of law) or in the case of the Buyer, in accordance with its normal investor relations practice or in response to any questions on any of its investor calls or analyst briefings; and

(b)                                 that Party has consulted with and taken into account the reasonable requirements of the other Parties.

13.9                        Notwithstanding the foregoing, the Parties acknowledge and agree that the Buyer may disclose the existence and terms and may file a copy of this Agreement and the other Transaction Documents on a Report on Form 6-K under the U.S. Securities Exchange Act of 1934 and/or its next required Annual Report on Form 20-F, in each case to the extent the Buyer reasonably believes to be required under the applicable requirements of the U.S. Securities and Exchange Commission.

14                                  FURTHER ASSURANCE

For a period of not more than 12 months following Completion each Seller and each Guarantor shall from time to time do, execute and deliver or procure to be done, executed and delivered all such further acts, documents and things reasonably required by, and in a form reasonably satisfactory to, the Buyer in order to:

(a)                                 at its own cost, give the Buyer title to the Shares; and

(b)                                 at the cost of the Buyer, enable the Buyer or the Target Group to establish the origin, use in trade, reputation and/or distinctiveness of all trademarks included in the Registered Intellectual Property Rights or to establish that such trademarks have acquired such reputation or distinctiveness by reason of their use in trade or otherwise as would enable their registration in respect of additional goods and services (including goods and services in additional classes of the International Classification of Goods and Services).

15                                  GENERAL

15.1                        Each of the obligations and undertakings set out in this Agreement which is not fully performed at Completion will continue in force after Completion. Notwithstanding any provisions of this Agreement to the contrary, the Buyer shall be entitled to enforce any of its rights and use any of the remedies provided herein or according to any applicable law after Completion.

15.2                        Except where this Agreement provides otherwise, each Party shall pay its own costs relating to or in connection with the negotiation, preparation, execution and performance by it of this Agreement and of each agreement or document entered into pursuant to this Agreement and the Transaction Documents (including the due diligence exercise conducted prior to Completion).

15.3                        The Buyer shall bear all stamp duty, notarisation fees or other documentary transfer or transaction duties, and all notary’s fees, stamp duty reserve tax, stamp duty land tax and any other transfer taxes including in each case any related interest or penalties arising as a result of this Agreement or of any of the other document.

15.4                        No variation of this Agreement or any agreement or document entered into pursuant to this Agreement shall be valid unless it is in writing and signed by or on behalf of each of the Parties.

15.5                        No delay, indulgence or omission in exercising any right, power or remedy provided by this Agreement or by law shall operate to impair or be construed as a waiver of such right, power or remedy or of any other right, power or remedy.

15.6                        No single or partial exercise or non-exercise of any right, power or remedy provided by this Agreement or by law shall preclude any other or further exercise of such right, power or remedy or of any other right, power or remedy.

15.7                        This Agreement and each of the agreements and documents executed pursuant to this Agreement shall be binding upon and ensure for the benefit of the successors in title of the parties.

15.8                        The Buyer may release or compromise in whole or in part the liability of any of the Sellers or the Guarantors under this Agreement or grant any time or other indulgence without affecting the liability of any other of the Sellers or the Guarantors.

15.9                        Each party acknowledges that in agreeing to enter into this Agreement and the Transaction Documents it has not relied on any express or implied representation, warranty, collateral contract or other assurance (except those set out in this agreement and the Transaction Documents) made by or on behalf of any other party before the entering into of this Agreement.  Each party waives all rights and remedies which might otherwise be available to it in respect of any such representation, warranty, collateral contract or other assurance. Nothing in this Agreement gives any Party the right to rescind or terminate this Agreement and all such rights are hereby expressly waived.

15.10                Any waiver of any right under this Agreement is only effective if it is in writing and it applies only to whom the waiver is addressed and to the circumstances for which it is given, and shall not prevent the Party who has given the waiver from subsequently relying on the provision it has waived.

15.11                 A Party that waives a right in relation to one Party, or takes or fails to take any action against that Party, does not affect its rights in relation to any other Party.

15.12                 If any provision of this Agreement is or becomes illegal, invalid or unenforceable under the law of any jurisdiction, that shall not affect or impair:

(a)                                 the legality, validity or enforceability in that jurisdiction of any other provision of this Agreement; or

(b)                                 the legality, validity or enforceability under the law of any other jurisdiction of that or any other provision of this Agreement.

16                                  DEFAULT INTEREST

If any Party defaults in the payment when due of any sum payable under this Agreement or any agreement or document entered into pursuant to this Agreement (whether determined by agreement or pursuant to an order of a court or otherwise) its liability shall be increased to include interest on such sum from the date when such payment is due up to and including the date of actual payment (after as well as before judgement) at a rate of five per cent (5%) per annum. Such interest shall accrue from day to day.

17                                  THIRD PARTY RIGHTS

No person who is not a party to this Agreement shall have any right to enforce this Agreement or any Transaction Document pursuant to the Contracts (Rights of Third Parties) Act 1999, unless otherwise expressly provided herein, in another Transaction Document or under applicable law of the relevant jurisdiction.

18                                  ASSIGNMENT

No Party may assign, transfer, charge, make the subject of a trust or deal in any other manner with any of its rights under it or purport to do any of the same, nor sub-contract any or all of its obligations under this Agreement without the prior written consent of all of the other Parties.

19                                  ENTIRE AGREEMENT

19.1                        This Agreement and any agreement or document entered into pursuant to this Agreement constitutes the entire agreement between the Parties and supersedes any previous agreement or arrangement between the Parties relating to the acquisition of the Shares.

19.2                        Each of the Parties agrees that it has not entered into this Agreement or any agreement or document entered into pursuant to this Agreement in reliance upon any representation, statement, covenant, warranty, agreement or undertaking of any nature whatsoever made or given by or on behalf of any of the other Parties except as expressly set out in this Agreement or any agreement or document entered into pursuant to this Agreement. Each Party waives any claim or remedy or right in respect of any representation, statement, covenant, warranty, agreement or undertaking of any nature whatsoever made or given by or on behalf of any of the other Parties unless and to the extent that a claim lies for damages for breach of this Agreement or any agreement or document entered into pursuant to this Agreement. Nothing in this clause shall exclude any liability on the part of any party for fraud or fraudulent misrepresentation.

20                                  NOTICES

20.1                        Any notice or other communication to be given or made to a Party under this Agreement:

(a)                                 shall be in writing;

(b)                                 shall be in English or accompanied by an English translation made by a translator and certified by an officer of the party giving the notice to be accurate. In such a case, the English translation will prevail; and

(c)                                  shall be served on or delivered to the relevant Party personally, by hand delivery or by prepaid courier or post to the address as follows, or by electronic mail to the email address specified below:

(i)                                     DEOLA LLC

For the attention of: Managers

Address: PO Box 590, Springates East, Government Road, Charlestown, Nevis

Email: mike.l.rogalsky@gmail.com

With a copy to: Mikhail Rogalskiy

Address: Madonas 5 — 54, Jurmala, Latvia, LV-2015

Email: mike.l.rogalsky@gmail.com

With a copy to: Squire Patton Boggs (UK) LLP

For the attention of: David M. Wack

Address: Squire Patton Boggs (UK) LLP, 7 Devonshire Square London, EC2M 4YH England

Email: david.wack@squirepb.com

(ii)                                  ALDEA INTERNATIONAL LLC

For the attention of: Managers

Address: PO Box 590, Springates East, Government Road, Charlestown, Nevis

Email: olgaone3@gmail.com

With a copy to: Olga Rogalskaya

Address: Madonas 5 — 54, Jurmala, Latvia, LV-2015

Email: olgaone3@gmail.com

With a copy to: Squire Patton Boggs (UK) LLP

For the attention of: David M. Wack

Address: Squire Patton Boggs (UK) LLP, 7 Devonshire Square London, EC2M 4YH England

Email: david.wack@squirepb.com

(iii)                               Mikhail Rogalskiy

For the attention of: Mikhail Rogalskiy

Address: Madonas 5 — 54, Jurmala, Latvia, LV-2015

Email: mike.l.rogalsky@gmail.com

With a copy to: Squire Patton Boggs (UK) LLP

For the attention of: David M. Wack

Address: Squire Patton Boggs (UK) LLP, 7 Devonshire Square London, EC2M 4YH England

Email: david.wack@squirepb.com

(iv)                              Olga Rogalskaya

For the attention of: Olga Rogalskaya

Address: Madonas 5 — 54, Jurmala, Latvia, LV-2015

Email: olgaone3@gmail.com

With a copy to: Squire Patton Boggs (UK) LLP

For the attention of: David M. Wack

Address: Squire Patton Boggs (UK) LLP, 7 Devonshire Square London, EC2M 4YH England

Email: david.wack@squirepb.com

(v)                                 Yandex N.V.

Address: Schiphol Boulevard 165, 1118 BG, Schiphol, The Netherlands

For the attention of: Legal Counsel

Email: alexdecuba@yandex-team.ru

With a copy to: WilmerHale

For the attention of: Timothy J. Corbett

Address: Alder Castle 10 Noble Street London, EC2V 7JQ

Email: timothy.corbett@wilmerhale.com

20.2                        In the absence of any evidence of earlier receipt, any notice which has been served or delivered in accordance with clause 20.1 will be deemed to have been served or delivered:

(a)                                 if served or delivered personally or by hand, at the time of service or delivery; or

(b)                                 if sent by prepaid courier or posted, at 10.00am (local time of the notified party) on the third (3rd) Business Day after the date of posting unless there is evidence of earlier receipt, or

(c)                                  if by electronic mail at the time of confirmed transmission,

provided that if any notice would be deemed to have been served or delivered after 5.00pm (local time of the notified party) on a Business Day and before 9.00am (local time of the notified party) on the next Business Day, such notice will be deemed to have been served or delivered at 9.00am (local time of the notified party) on the next Business Day.

20.3                        In providing service or delivery of a notice, it will be sufficient to prove that the Party receiving the notice has acknowledged the notice or:

(a)                                 that service or delivery personally or by hand was made; or

(b)                                 in the case of delivery by prepaid courier or post, that the envelope containing the notice or other document was properly addressed and delivered by prepaid courier or delivery post; or

(c)                                  in the case of delivery by email, that the email was sent to the address provided above or pursuant hereto.

20.4                        A Party may notify the other Parties of a change to its name, address or relevant contact for the purposes of clause 20.1. Such notice will be effective on the fifth (5th) Business Day after the date on which such notice is deemed to have been served or delivered in accordance with this clause 20, or such later date as may be specified in the notice.

21                                  COUNTERPARTS

This Agreement may be executed in any number of counterparts and by the different Parties on separate counterparts (which may be facsimile copies), but shall not take effect until each Party has executed at least one counterpart. Each counterpart shall constitute an original but all the counterparts together shall constitute a single agreement.

22                                  GOVERNING LAW AND JURISDICTION

22.1                        This Agreement and any agreement or document entered into pursuant to this Agreement and any dispute or claim arising out of or in connection with any of them (including any non-contractual disputes or claims) shall be governed by and construed in accordance with English law unless the relevant agreement or document expressly provides otherwise.

22.2                        Save where otherwise provided in this Agreement, any dispute arising out of or in connection with this Agreement and/or any agreement or document entered into pursuant to this Agreement, including any disputes or questions regarding its existence, conclusion, validity, breach, change or termination, and any dispute arising out of any pre-contractual negotiations and exchanges between the parties, will be exclusively referred to and finally resolved by arbitration under the LCIA (London Court of International Arbitration) Rules (as amended from time to time) (“Rules”) which are deemed to be incorporated by reference into this clause 22.

22.3                        The number of arbitrators will be three. The Sellers and the Guarantors acting jointly will be entitled to nominate (save in relation to a dispute to which only one Seller or Guarantor is a party, in which case the relevant Seller or Guarantor will be entitled to make such nomination) one arbitrator and the Buyer will be entitled to nominate one arbitrator, in each case not later than thirty (30) days after service of such notice of arbitration, and the two so nominated shall nominate a third arbitrator as the chairman of the arbitral tribunal (“Tribunal”) not later than fourteen days after the nomination of the second arbitrator. In the event that the nominated arbitrators are unable to agree upon the nomination of the third arbitrator, the third arbitrator will be appointed by the LCIA.

22.4                        Where arbitration is commenced by the Buyer against one Seller or Guarantor only, and the other Seller is joined as a party under Article 22.1(h) of the Rules, the Seller(s) or Guarantor(s) being joined agree that they will not object to any arbitrator already appointed in accordance with clause 22.3.

22.5                        The place of arbitration will be London, England and the language of proceedings will be English.

22.6                        If in breach of this clause 22 any Party commences proceedings in the courts of any jurisdiction and/or commences proceedings for any claim based on the laws of any jurisdiction other than English law:

(a)                                 the Parties agree that the innocent Party will be entitled to apply to the courts of the relevant jurisdiction and/or, if appropriate, the English courts for an injunction or other appropriate relief debarring the offending Party from pursuing such proceedings in breach of this provision and will be entitled to recover by way of damages on an indemnity basis all legal and other costs incurred in defending such proceedings and/or incurred in seeking to debar the proceedings (whether successful or not) so that the innocent Party will be held harmless in respect of all costs and expenses arising from such proceedings; and

(b)                                 the offending Party undertakes to the innocent Party that it will pay to the innocent Party any amount awarded pursuant to any judgment that is made pursuant to proceedings commenced in breach of this Agreement.

22.7                        Each Party agrees to accept such arbitral award made under the Rules and the provisions of this clause 22 as final and binding on all the Parties concerned.

22.8                        The Tribunal will have the power to grant any legal or equitable remedy or relief available under law, including injunctive relief (whether interim and/or final) and specific performance and any measures ordered by the Tribunal may be specifically enforced by any court of competent jurisdiction. Each Party retains the right to seek interim or provisional measures, including injunctive relief and including pre arbitral attachments or injunctions, from any court of competent jurisdiction and any such request will not be deemed incompatible with the agreement to arbitrate or a waiver of the right to arbitrate. This clause 22 will not limit the powers of the court exercisable in support of arbitration proceedings pursuant to s.44 of the Arbitration Act 1996 or the powers of the Tribunal under the Rules.

22.9                        The Tribunal will use as guidance, but not as strict rules of procedure, the IBA Rules on the Taking of Evidence in International Commercial Arbitration as current on the Completion Date.

22.10                 If this Agreement is translated into any language other than English, the English language text will prevail.

22.11                 For the purposes of this clause, “Service Document” means a claim form, summons, order, judgment or other document relating to any proceeding, suit or action arising out of or in connection with this Agreement.

22.12                 Each party shall at all times maintain an agent for the service of process in England and shall inform each other party of the identity and address of that service agent. Each party irrevocably agrees that any Service Document may be properly served on it in England by service on the relevant service agent or such other agent as may be notified to the Buyer by Seller in writing from time to time.

22.13                 If for any reason an agent for service appointed by Seller pursuant to this clause 22 ceases to act as such, Seller shall immediately appoint a new agent for service in England and shall immediately notify the Buyer in writing of such appointment and the new agent’s name and address.

22.14                 A copy of any Service Document served on an agent under this clause shall also be sent by post to the relevant party. Failure or delay in so doing shall not prejudice the proper service of any Service Document in accordance with clause 22.12.

22.15                 Nothing contained in this clause 22 shall affect the right to serve a Service Document in any other manner permitted by law.

22.16                 OR and each Seller hereby appoints MR as its representative, agent and attorney-in-fact and hereby confirms that MR shall have all power and authority of such Party to take any action by and on behalf of such Party under and pursuant to this Agreement and the other Transaction Documents, including, without limitation, giving any notice, granting any waiver, electing not to dispute any Claim, and settling any Claim hereunder and thereunder. OR and each Seller hereby agree that the Buyer may rely on the authority of MR in connection with any such action on such Party’s behalf.

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SCHEDULE 1 TARGET GROUP COMPANIES

PART 1 TARGET

Name of the company	Immerbereit AG

Registered Number:	CHE-160.776.145

Registered Office:	Bahnhofstrasse 19, 9100 Herisau, Switzerland

Date of incorporation:	12.07.2012

Country of incorporation:	Switzerland

Share Capital:	CHF 400’000.00 divided into 400’000 registered shares with a nominal value of CHF 1.00 each

Directors:	Philippe Schlatter, from Fahrwangen and Geneva, resident in Zug (sole member of the board of directors with single signatory powers)

PART 2 TARGET SUBSIDIARIES

Name of company:	AUTO.RU LLC

Registration number (OGRN):	1027700034670

Address:	12/50 Lefortovsky pereulok, bld. 1, 107005, Moscow, Russian Federation

Date of incorporation:	14.05.1997

Country of incorporation:	Russian Federation

Charter Capital:	10000 Russian Roubles

Registered Office:	12/50 Lefortovsky pereulok, bld. 1, 107005, Moscow, Russian Federation

General Director:	Mrs. Ekaterina Sharpan

Name of company:	AUTO.RU HOLDING LLC

Registration number (OGRN):	1107746983520

Address:	12, Kashtoyantsa Street, 119454, Moscow, Russian Federation

Date of incorporation:	02.12.2010

Country of incorporation:	Russian Federation

Charter Capital:	100000 Russian Roubles

Registered Office:	12, Kashtoyantsa Street, 119454, Moscow, Russian Federation

General Director:	Mrs. Ekaterina Sharpan

SCHEDULE 2 TRANSACTION EXPENSES

Seller 1 Transaction Expenses	Payee Name and Account Details	Amount
VTB Capital advisory fee according to Agreement dated 18 February 2014	VTB Capital plc Account Details: Deutsche Bankers Trust Company America’s, New York: Account no. 04011233 (SWIFT Code BKTRUS33)	US$	1,312,500

Seller 2 Transaction Expenses	Payee Name and Account Details	Amount
VTB Capital advisory fee according to Agreement dated 18 February 2014	VTB Capital plc Account Details: Deutsche Bankers Trust Company America’s, New York: Account no. 04011233 (SWIFT Code BKTRUS33)	US$	1,312,500

SCHEDULE 3 WARRANTIES

Any reference in this Schedule 3 to “Signing Date” shall be read as referring to the Completion Date when the Warranties and Title and Capacity Warranties are repeated at Completion.

PART 1 TITLE AND CAPACITY WARRANTIES

1.                                      CORPORATE MATTERS

1.1                               Authority and Capacity

(a)                                 Each Seller has full power and authority to enter into and perform this Agreement and the other Transaction Documents which are to be executed by the Seller at Completion (“Seller Completion Documents”). This Agreement and the Seller Completion Documents constitute, or when executed will constitute, valid and binding obligations on such Seller which are enforceable in accordance with their respective terms.

(b)                                 Each Guarantor has full power and authority to enter into and perform this Agreement. This Agreement constitute valid and binding obligations on such Guarantor which are enforceable in accordance with their respective terms.

(c)                                  Each Seller and each Guarantor has taken all actions necessary to enable it to enter into and perform such Seller or Guarantor’s obligations under this Agreement and the other Transaction Documents and has obtained all approvals and consents required for such Seller or Guarantor for the performance by such Seller or Guarantor of the Transaction.

(d)                                 Execution, delivery and performance of this Agreement does not conflict with or constitute a default under any provisions of:

(i)                                     any agreement or instrument to which a Seller or Guarantor is a party; or

(ii)                                  any lien, lease, order, judgement, award, injunction, decree ordinance or regulation or other restriction by which a Seller or Guarantor is bound; or

(iii)                               any provisions of a Seller or Guarantor’s charter or constitutional documents.

(e)                                  Neither Seller and neither Guarantor is required to give any notice to or make any filing with or obtain any permit, consent, waiver or other authorisation from any Government Authority or other person in connection with the execution, delivery and performance of this Agreement or any other Transaction Document.

(f)                                   Neither Seller and neither Guarantor is insolvent or bankrupt (under the bankruptcy or insolvency laws of any applicable jurisdiction) or has stopped paying debts as they fall due. No order has been made, petition presented or resolution passed for the winding up or bankruptcy of either Seller. No administrator or any receiver or manager or trustee in bankruptcy (or their equivalent in any applicable jurisdiction) has been appointed by any person in respect of either Seller or all or any of its assets and no steps have been taken to initiate any such appointment and no voluntary arrangement has been proposed by such Seller. Neither Seller has become subject to any analogous proceedings, appointments or arrangements under the laws of any applicable jurisdiction.

(g)                                  Neither Seller and neither Guarantor is legally or beneficially owned, in whole or in part, directly or indirectly, by any person designated as a specially designated national or that is otherwise subject to U.S. sanctions or other international sanction programs.

1.2                               Title to the Shares

(a)                                 Each Seller is the legal and beneficial owner of the Shares set opposite such Seller’s name in the introduction to this Agreement and is entitled to sell and transfer the full legal and beneficial ownership in such Shares on the terms of this Agreement and the Transaction Documents and those Shares constitute the whole of such Seller’s shareholding in the share capital of the Target.

(b)                                 There is no Encumbrance on, over or affecting any of the Shares and there is no agreement or arrangement to give or create any Encumbrance over or affecting any of the Shares and no claim has been made by any person to be entitled to such Encumbrance (including any right of pre-emption that has not been duly waived).

(c)                                  Neither Seller has entered into any transaction pursuant to or as a result of which all or any of the Shares shall be transferred or re-transferred to any person (other than to the Buyer pursuant to this Agreement).

(d)                                 To Sellers’ knowledge, there are no agreements or commitments outstanding which call for any change of the share capital and/or shareholding in the Target and no decision has been adopted by the participants or board of directors of the Target to increase or decrease the share capital of the Target.

1.3                               Ownership of participation interests in the Target Subsidiaries:

(a)                                 The Target is the legal and beneficial owner of the entire participation interests in the Target Subsidiaries, representing 100% of the charter capital of each Target Subsidiary.

(b)                                 There is no Encumbrance on, over or affecting any of the participation interests in the Target Subsidiaries, and there is no agreement or arrangement to give or create any Encumbrance over or affecting any of the participation interests in the Target Subsidiaries and no claim has been made by any person to be entitled to such Encumbrance (including any right of pre-emption that has not been duly waived).

(c)                                  Neither the Sellers, the Guarantors nor the Target has entered into any transaction pursuant to or as a result of which all or any of the participation interests in the Target Subsidiaries may be transferred or re-transferred to any person.

(d)                                 So far as the Sellers are aware, there are no agreements or commitments outstanding which call for any change of the share capital and/or shareholding in the Target Subsidiaries and no decision has been adopted by the participants or board of directors of either Target Subsidiary to increase or decrease the share capital of such Target Subsidiary.

PART 2 WARRANTIES

1.                                      ACCOUNTS

1.1                               The Last Accounts

(a)                                 give an accurate view of the assets and liabilities financial position and affairs of the Target Group Companies as at the Last Accounts Date and of its profits or losses for the financial period ended on that date as determined in accordance with Appropriate Local Accounting Standards (in respect of the Target) or RAS (in respect of the Target Subsidiaries), and have not been affected by any unusual, extraordinary, exceptional or non-recurring items;

(b)                                 have been prepared in accordance with Appropriate Local Accounting Standards (in respect of the Target) or RAS (in respect of the Target Subsidiaries); and

(c)                                  have been prepared on a basis consistent with the unaudited accounts of the Target and the Target Subsidiaries respectively for the two prior accounting periods without any change in accounting policies used.

1.2                              Since the Last Accounts Date:

(a)                                 the Target and the Target Subsidiaries have conducted their business in the normal course and as a going concern;

(b)                                 there has been no material adverse change in the turnover or financial position of the Target or the Target Subsidiaries;

(c)                                  the Target and the Target Subsidiaries have paid their creditors when due or within the time limits agreed with such creditors.

(d)                                 the Target and the Target Subsidiaries have not incurred any capital expenditure other than in the ordinary course of trading;

(e)                                  the Target and the Target Subsidiaries have not indemnified or incurred any liability in favour of or for the benefit of any Sellers or their Associates;

(f)                                   the Target and the Target Subsidiaries have not released or waived any sums due to them; and

(g)                                  there has not been any liability arising from the entry by the Target or the Target Subsidiaries into any Material Contract, or variation or amendment to the terms of any existing Material Contract other than in the ordinary course of trading.

1.3                               All profits show in the Last Accounts represent cash amounts received or receivable (and properly recorded pursuant to applicable accounting standards), and do not include any revenues attributable to non-cash transactions, including “barter” or similar arrangements.

2.                                      FINANCE

2.1                               The Target and the Target Subsidiaries have not lent any money which has not been repaid to it nor has it any Indebtedness and there are no debts owing to the

Target and the Target Subsidiaries other than (a) debts that arise in the normal course of trading and (b) as provided for in the Last Accounts.

2.2                               The Target and the Target Subsidiaries have not:

(a)                                 factored any of their debts or discounted any of their debts or engaged in financing of a type which is not shown or reflected in the Last Accounts; or

(b)                                 waived any right of set-off it may have against any third party.

2.3                               All debts (less any provision for bad and doubtful debts) owing to the Target and the Target Subsidiaries are reflected in the Last Accounts or subsequently recorded in the books of the Target and the Target Subsidiaries and none of those debts or any part of them has been outstanding for more than three months from its due date for payment.

2.4                               No Indebtedness of the Target and the Target Subsidiaries is due and payable and no Security Interest over any of the assets of the Target and the Target Subsidiaries is now enforceable, whether by virtue of the stated maturity date of the Indebtedness having been reached or otherwise. The Target and the Target Subsidiaries have not received any notice whose terms have not been fully complied with and/or carried out from any creditor requiring any payment to be made and/or intimating the enforcement of any security which it may hold over the assets of the Target.

2.5                               No prepayment obligations (including, but not limited to, prepayment penalties under capital leases, conditional sales, hire purchase or finance leases and mortgages or other Security Interests relating to property) have been triggered under the terms of any agreement.

2.6                               There are no creditors of any Target Group Company to whom a Target Group Company is indebted by more than USD$50,000 (or its equivalent in the applicable currency) for a period of more than 3 months since the due date.

2.7                               Full details of all bank accounts maintained or used by the Target Group Companies (including, in each case, the name and address of the bank with whom the account is kept and the number and nature of the account) and of all direct debit or standing order or similar authorities applicable to any of these accounts are set out in SCHEDULE 8 and statements showing the balance on each account (except for accounts with KBSI “Stroiindbank” LLC (ООО КБСИ «Стройиндбанк»)) as of the date immediately preceding the Signing Date are attached to the Disclosure Letter.

2.8                               Since the date of each statement referred to in paragraph 2.7, no payment out of any of the Target Group Company’s bank accounts has been made, except for routine payments in the ordinary course of trading.

2.9                               All material agreements or arrangements for hire or rent, hire purchase, conditional sale or purchase by way of credit or instalment payment to which a Target Group Company is a party have been Disclosed.

2.10                        Since the Last Accounts Date, no payments have been made to the Sellers other than those specified in the Disclosure Letter.

3.                                      NO GUARANTEES, INDEMNITIES, ETC. PROVIDED

The Target and the Target Subsidiaries are not liable under a guarantee, indemnity or another agreement or arrangement to incur a financial or other obligation arising by reference to another person’s obligation or liability.

4.                                      NO BORROWINGS

The Target and the Target Subsidiaries do not have Indebtedness outstanding, save as set out in the Last Accounts.

5.                                      NO SECURITY INTERESTS

The Target and the Target Subsidiaries have not created or agreed to create a Security Interest over any of their assets. No third party has given any Security Interest in respect of borrowings or other obligations of the Target or the Target Subsidiaries excluding any lien that arises under applicable law.

6.                                      THE BUSINESS AND CONTRACTS

6.1                               SCHEDULE 9 identifies each Material Contract (unless listed in SCHEDULE 11 or SCHEDULE 13) with sufficient detail as to identify the parties, the date, type and status of the agreement, and the nature of the relationship between the parties.

6.2                               The Target and the Target Subsidiaries are not a party to or subject to any agreement or arrangement which:

(a)                                 is of a long term (save for those contracts that set forth for automatic renewal), unusual or exceptional nature; or

(b)                                 is not in the ordinary and usual course of business of the Target or the Target Subsidiaries; or

(c)                                  is not on arm’s length terms.

6.3                               The Target and the Target Subsidiaries have not defaulted under or breached a Material Contract and have not received notice that any other party has defaulted under or breached such contract and:

(a)                                 so far as the Sellers are aware, no other party to a Material Contract has defaulted under or breached such a contract; and

(b)                                 so far as the Sellers are aware, no such default or breach by the Target, or any other party is likely or has been threatened.

6.4                               No notice of termination of a Material Contract has been received or served by the Target or the Target Subsidiaries and, so far as the Sellers are aware, there are no current facts or circumstances (including Completion) likely to give rise to and/or grounds for determination, rescission, avoidance, repudiation or a material change in the terms of any such contract.

6.5                               There is no agreement or arrangement, to which the Target and the Target Subsidiaries are a party, which restricts the fields in which the Target or the Target Subsidiaries may carry on their business in any part of the world.

6.6                               The Target is not a party to any confidentiality or secrecy agreement or undertaking or any arrangement which may restrict its use or disclosure or publication of any information which would affect its ability to post information, operate or develop its Website or any of its mobile applications.

6.7                               No substantial part of the business of the Target or the Target Subsidiaries is carried on under the consent of a third party.

6.8                               Neither the Sellers nor any person connected with the Sellers has any interest in any other company or business which is in competition with the Target or the Target Subsidiaries.

6.9                               The Target is not a party to any agency (including a commercial agency), distributorship, outsourcing, marketing, purchasing, manufacturing unless such agreements or arrangements are set out in SCHEDULE 9.

6.10                        Since the Last Accounts Date, the business of the Target or the Target Subsidiaries has not been materially affected in an adverse manner resulting in the loss of any of its major suppliers or customers.

7.                                      TRANSACTIONS WITH THE SELLERS

7.1                               There is no outstanding Indebtedness or other liability (actual or contingent) and no outstanding contract, commitment or arrangement between the Target or the Target Subsidiaries and any of the Sellers or any person connected with any of the Sellers.

7.2                               None of the Sellers, nor any person connected with any of the Sellers, is entitled to a claim of any nature against the Target or the Target Subsidiaries or has assigned to any person the benefit of a claim against the Target or the Target Subsidiaries to which any of the Sellers or a person connected with any of the Sellers would otherwise be entitled.

8.                                      OWNERSHIP OF ASSETS OF THE TARGET GROUP

8.1                               Each of the assets owned by the Target Group and included in the Last Accounts or acquired by the Target or the Target Subsidiaries since the Last Accounts Date or used by the Target or the Target Subsidiaries in the operation of its business, is:

(a)                                 solely legally and beneficially owned by a Target Group Company;

(b)                                 where capable of possession, in the possession or under the control of a Target Group Company; and

(c)                                  fully paid for and free from all Security Interests and other third party rights (other than title retention provisions in respect of goods and materials supplied in the ordinary course of trading).

8.2                               The Target and the Target Subsidiaries own or have the right to use all assets and rights that are used to carry on its business as carried on before Completion.

9.                                      LEASED ASSETS

Where the assets included in the Last Accounts are leased by the Target Group Company, the relevant assets are used under valid, binding, duly state registered (if such state registration is required by applicable law) lease agreements and/or sub-lease agreements, containing relevant rights of the Target Group Company for prolongation of the lease term.

10.                               INSOLVENCY

10.1                        Neither the Target nor either Target Subsidiary is insolvent under any insolvency legislation applicable to it, has stopped paying its debts as they fall due, nor so far as the Sellers are aware, have any steps been taken or threatened by any person which may cause the Target or the Target Subsidiaries to be insolvent.

10.2                        So far as the Sellers are aware, no step has been taken to initiate any process by or under which:

(a)                                 the ability of the creditors of the Target or the Target Subsidiaries to take any action to enforce their debts is suspended, restricted or prevented; or

(b)                                 a person is appointed to manage the affairs, business and assets of the Target or the Target Subsidiaries, on behalf of creditors of the Target or the Target Subsidiaries; or

(c)                                  which could lead to the Target or any of the Target Subsidiaries being dissolved and its assets being distributed among the relevant company’s creditors, participants or other contributors.

10.3                       So far as the Sellers are aware no distress, execution or other process has been levied on an asset of the Target or any of the Target Subsidiaries.

11.                               COMPETITION

11.1                        The Target and the Target Subsidiaries are not, nor have they been, engaged in any agreement, arrangement, practice or conduct which amounts to an infringement of the Competition Law of any jurisdiction in which the Target Group conducts business and no Seller is or has been engaged in any activity which would be an offence or infringement under any such Competition Law in respect of the business of the Target Group and none of such parties have been or so far as the Sellers are aware are being investigated for any alleged non-compliance or infringement of such Competition Laws.

11.2                        The Target and the Target Subsidiaries are not affected by any existing decisions, judgments, orders or rulings of any relevant government body, agency or authority responsible for enforcing the Competition Law of any jurisdiction, nor so far as the Sellers are aware, are such any decisions, judgments, orders or rulings pending. The Target and the Target Subsidiaries have not given any undertakings or commitments to such bodies which affect the conduct of any business carried on at Completion by the Target and the Target Subsidiaries.

12.                               LITIGATION

12.1                        No Target Group Company is involved in any legal, mediation, administrative or arbitration proceedings (whether as plaintiff or defendant or otherwise) and so far as the Sellers are aware, there are no facts, matters or circumstances which are likely to give rise to any such proceedings.

12.2                        There is no unfulfilled or unsatisfied judgment, order decree or award or decision of any court, tribunal, arbitrator or authority against any Target Group Company.

12.3                        No governmental, administrative or regulatory or official investigation or inquiry or enforcement proceedings concerning any Target Group Company or any of its directors or employees is in progress or, so far as the Sellers are aware, is pending and, so far as the Sellers are aware, there are no facts, matters or circumstances which are likely to give rise to any such investigation or inquiry.

12.4                        No such proceedings, investigation or inquiry as are mentioned in paragraph 12.1 or 12.2 is pending and, so far as the Sellers are aware, there are no circumstances likely to give rise to any such proceedings.

13.                              EMPLOYMENT

13.1                        Part 2 of SCHEDULE 10 sets out a list of all employees and officers of the Target and the Target Subsidiaries together with their current salary, wages and material benefits and incentives (“Employees”). All such information is true, complete and accurate in all material respects.

13.2                        No outstanding liability has been incurred by any Target Group Company for breach of any contract of employment or contract for services or redundancy payments, protective awards, compensation for wrongful dismissal or unfair dismissal or for failure to comply with any order for the reinstatement or re-engagement of any employee or in respect of any other liability arising out of the termination of any contract of employment or contract for services.

13.3                        Part 3 of SCHEDULE 10 includes details of all persons who are undertaking duties for or providing services to the Target or the Target Subsidiaries under an agreement which is not a contract of employment with the Target or the Target Subsidiaries (including, in particular, where the individual acts as a consultant or is seconded to work for the Target or the Target Subsidiaries or is an agency worker).

13.4                        No notice to terminate the contract of employment of any Employee (whether given by the relevant employee or by his employer) is outstanding or, so far as the Sellers are aware, pending or threatened.

13.5                        No offer of employment or engagement has been made by the Target or the Target Subsidiaries that has not yet been accepted, or which has been accepted but where the employment or engagement has not yet started.

13.6                        The Target and the Target Subsidiaries are not party to, bound by or proposing to introduce in respect of any of their directors or employees any Share or participation interest option, profit sharing, bonus, commission or any other scheme under which any employee or other person is entitled to remuneration of any sort by reference to the turnover, profits or performance of the whole or any part of the business of the Target and no such scheme or arrangement has been operated on a customary or discretionary basis.

13.7                        The Target and the Target Subsidiaries have not incurred any actual or contingent liability in connection with the termination of employment of any Employee or former Employee which is not reflected in the Last Accounts and which remains unpaid.

13.8                        The Target and the Target Subsidiaries have not made or agreed to make a payment or provided or agreed to provide a benefit to any Employee or former Employee in connection with the actual or proposed termination or suspension of employment or variation of an employment contract.

13.9                        The Target and the Target Subsidiaries are not involved in any industrial action or trade dispute or negotiation regarding a claim with any trade union, group or organisation of employees or their representatives representing employees and so far as the Sellers are aware there is nothing likely to give rise to such a dispute or claim, and the Target or Target Subsidiaries have not entered into any collective agreement.

13.10                 Since the Last Accounts Date, no change has been made to the terms relating to remuneration or the employee benefits provided to any Employee.

13.11                 Each Employee of the Target Group has the right to work lawfully in the jurisdiction in which he is employed and the Target Group has not obtained any work permit or certificate of sponsorship or like document or permit in any jurisdiction that makes the employment of such person lawful.

13.12                 There are no sums owing to or from any Employee other than reimbursement of expenses incurred within the period of three (3) months immediately prior to the Signing Date, wages for the current salary period and holiday pay for any accrued, but untaken, holiday entitlement for the current holiday year.

13.13                 No Employee has any term in his/her contract of employment or engagement that provides that a change of control of the Target or a Target Subsidiary shall entitle the person to treat the change of control as amounting to a breach of the contract or entitle the person to any payment, benefit or change of terms whatsoever (whether or not consequential on the happening of some other event) or entitle the person to treat himself or herself as redundant or otherwise dismissed or released from any obligation.

14.                               INTELLECTUAL PROPERTY RIGHTS

14.1                        Complete and accurate particulars of all Target Intellectual Property Rights are set out in SCHEDULE 11.

14.2                        Complete and accurate particulars of all IP Licences have been Disclosed. All IP Licences under which any Target Group Company has granted licenses or agreed to grant licenses in respect of Target Intellectual Property Rights to, or otherwise permitted the use of any Target Intellectual Property Rights by, any third party, as at the Signing Date:

14.2.1                                      are valid and binding;

14.2.2                                      have not been the subject of any breach or default by a Target Group Company or, so far as the Sellers are aware, any other party, nor, so far as the Sellers are aware, has any event occurred which, with the giving of notice under, or the lapse of a period of time stipulated in an IP Licence would constitute a breach or default under that IP Licence;

14.2.3                                      are, as far the Sellers are aware, not the subject of any claim, dispute or proceeding, pending or threatened; and

14.2.4                                      have, where legally or contractually required, been duly recorded or registered.

14.3                        So far as the Sellers are aware, all IP Licences under which any Target Group Company uses or exploits Intellectual Property owned by any third party, as at the Signing Date:

14.3.1                                      are valid and binding;

14.3.2                                      have not been the subject of any breach or default by any party nor has any event occurred which, with the giving of notice under, or the lapse of a period of time stipulated in an IP Licence would constitute a breach or default under that IP Licence;

14.3.3                                      are not the subject of any claim, dispute or proceeding, pending or threatened; and

14.3.4                                      have, where legally or contractually required, been duly recorded or registered.

14.4                        Except for Intellectual Property licensed to a Target Group Company pursuant to an IP Licence Disclosed under paragraph 14.2, all Target Intellectual Property Rights are solely legally and beneficially owned by a respective Target Group Company, free from any Encumbrances.

14.5                        Except for Intellectual Property licensed to a Target Group Company pursuant to an IP Licence Disclosed under paragraph 14.2, the Target Group Companies are the sole registered proprietors (or, where relevant, applicants for registration) of all the Registered Intellectual Property Rights and true, complete and accurate details of such are set out in SCHEDULE 11.

14.6                        Complete and accurate details of all domain names registered in the name of a Target Group Company (or used or held for use by a Target Group Company) (“Domain Names”) are set out in SCHEDULE 11. Except for the Domain Names licensed to the Target Group Companies pursuant to an IP Licence Disclosed under paragraph 14.2 above, AUTO.RU LLC is the sole registrant of all the Domain Names and all registration and renewal fees in respect of them have, at the Signing Date, been paid and are up to date.

14.7                        The Target Group Companies do not use any material Intellectual Property other than the Target Intellectual Property Rights (including, without limitation, for operation of the Website). The Target Group Companies do not require any Intellectual Property other than the Target Intellectual Property Rights in order to carry on their respective businesses in the manner and in the places that such businesses are carried on at the Signing Date.

14.8                        The Target Intellectual Property Rights (excluding patents (if any)) owned by a Target Group Company and, so far as the Sellers are aware, the Target Intellectual Property Rights owned by a third party are, as at the Signing Date, valid, subsisting and enforceable and nothing has, to the Sellers’ knowledge, been done or not been done as a result of which any of them has ceased or might cease to be valid, subsisting or enforceable.

14.9                        None of the Registered Intellectual Property Rights or the Target Intellectual Property Rights (other than the Registered Intellectual Property Rights) owned by a Target Group Company and, so far as the Sellers are aware, none of the Target Intellectual Property Rights owned by a third party are now or have at any time in the past three years been the subject of any pending or threatened claims, challenges, disputes or proceedings in relation to the ownership, validity or use of such rights, including proceedings for opposition, cancellation, revocation, rectification, licence of right or relating to title or any similar proceedings and, so far as the Sellers are aware, there are no circumstances which might result in any such claims, challenges, disputes or proceedings. No assignment or other limitation has been imposed by any registrar on any of the Domain Names owned by a Target Group Company or, so far as the Sellers are aware, on any of the Domain Names owned by a third party.

14.10                 So far as the Sellers are aware, the Confidential Business Information has been kept confidential and has not been disclosed to third parties (other than parties who have signed written confidentiality undertakings in respect of such information, details of which have been Disclosed, or who are legal, financial or other professional advisers of the Target Group subject to duties of confidence in respect thereof). No Target Group Company is subject to any agreement or duty restricting its use or disclosure of any Confidential Business Information. Details of the commercial secrecy regime adopted by the Target Group Companies as at the Signing Date, as may be required to acquire the exclusive right to Confidential Business Information have been Disclosed, and the Target Group Companies are, to the Sellers knowledge, in compliance with such commercial secrecy regime.

14.11                 So far as the Sellers are aware, there is and has been no infringement by any third party of any Target Intellectual Property Rights, nor any third party breach of confidence, passing off or actionable act of unfair competition in relation to the Target Intellectual Property Rights, Confidential Business Information or otherwise in relation to the business and assets of the Target Group Companies, and so far as the Sellers are aware no such infringement, breach of confidence, passing off or actionable act of unfair competition is anticipated.

14.12                 Neither the provisions of the Transaction Documents nor the Transactions (including the subsequent change in the ownership and control of the Target) will result in the termination of or materially affect any Target Intellectual Property Rights or IP Licenses.

14.13                 So far as the Sellers are aware, the activities of the Target Group Companies and of any licensee of Intellectual Property licensed by the Target Group Companies:

14.13.1                               have not infringed and do not currently infringe the Intellectual Property of any third party; and

14.13.2                               have not constituted and do not constitute any breach of confidence, passing off or actionable act of unfair competition; and

14.13.3                               have not given and do not give rise to any obligation of the Target Group Companies to pay any royalty, fee, compensation or any other sum whatsoever; and

14.13.4                               have not been and are not subject to any third party claims arising out of or related to anything mentioned in paragraphs 14.13.1 through 14.13.3 above.

14.14                The Target Group Companies do not use, or otherwise carry on their businesses under, and have not at any time in the past three years used or otherwise carried on their business under, any name or trademark other than their respective corporate name and the trade marks listed SCHEDULE 11.

14.15                 All renewal, application and other official registry fees and all other steps reasonably required for the maintenance, prosecution, protection and enforcement of the Registered Intellectual Property (including applications for such rights) owned by a Target Group Company have as at the Signing Date been paid or taken (as applicable) and are up to date. Nothing is due to be done within 30 days of Completion the omission of which would jeopardise the maintenance or prosecution of any of the Registered Intellectual Property Rights owned by a Target Group Company.

14.16                 MR is the sole author of the Software, the Software Documentation, the Databases, the Website (other than user generated content) and the antique car logo (“Logo”) used in the trade mark Trademark No. 327606; date of registration: June 5, 2007; date of priority: June 2, 2006. All Intellectual Property in the Software, the Software Documentation, the Databases, the Website and Logo have been validly assigned to, and are solely legally and beneficial owned by, the Target or a Target Group Company free from any Encumbrances.

14.17                 The Software, the Software Documentation, the Databases, the Website (other than user generated content) and Logo are original works of MR and have not been copied or derived wholly or substantially from, and are not modifications of, any other work or material or any other source.

14.18                 Except as Disclosed, no Open Source Software or other software programs, libraries or code that are proprietary to third parties have been included in, or used in the development of, the Software nor does the Software operate in such a way that it is compiled with or linked to any of the foregoing. No use or inclusion of, compilation with, or linking to such software programs, libraries or code (including those Disclosed) (except to the extent that this relates to the Disclosed Open Source Software aspects of the Software) requires the Software or any part thereof to be (a) disclosed, distributed, made available to the general public or freely redistributable in source code form, or (b) licensed to an indefinite number of third parties for any purposes, or (c) redistributable at no charge.

15.                               INFORMATION TECHNOLOGY AND PERSONAL DATA

15.1                        Complete and accurate particulars of the Systems and all IT Contracts are set out in SCHEDULE 13.

15.2                       So far as the Sellers are aware, the IT Contracts are as at the Signing Date valid and binding and no act or omission has to the Sellers’ knowledge occurred prior to the Signing Date which constitutes a material breach of any such contract.

15.3                        So far as the Sellers are aware, there are no outstanding and there have not been in the past 18 (eighteen) months any claims, disputes or proceedings arising or threatened under any IT Contracts.

15.4                        Neither the provisions of the Transaction Documents nor the Transactions (including the subsequent change in the ownership and control of the Target) will result in the termination of or materially affect any IT Contracts.

15.5                        Save as Disclosed, there has not been included or used any Open Source Software in, or in the development of, the Systems or any part thereof, nor does any element of the Systems operate in such a way that it is compiled with or linked to any of the foregoing. No use or inclusion of, compilation with, or linking to Open Source Software (including that Disclosed) (except to the extent that this relates to the Disclosed Open Source Software aspects of the Systems) requires any Systems or any part thereof to be (a) disclosed, distributed, made available to the general public or freely redistributable in source code form, or (b) licensed to an indefinite number of third parties for any purposes, or (c) redistributable at no charge.

15.6                        The Target Group Companies have not to the Sellers’ knowledge committed any act or omission which would constitute a material breach of any terms of the licences under which any Open Source Software is provided to the Target Group Companies.

15.7                        Except as set out in the IT Contracts Disclosed pursuant to paragraph 15.1 above, the Target Group Companies are the owners of and are in possession of the Systems free from Encumbrances.

15.8                        The Target Group Companies have obtained all necessary rights and licences from third parties to enable them to make use of the Systems for the purpose of their respective businesses and no material licence terms have to the Sellers’ knowledge been breached by the Target Group Companies.

15.9                        The Target Group Companies have possession or control of the source code of all software in the Systems and other materials sufficient to enable a reasonably skilled programmer to maintain and modify the software, or have the right to gain access to such source code under the terms of source code deposit agreements with the owners of the rights in the relevant software and reputable deposit agents (particulars of which are set out in SCHEDULE 13. There has been no disclosure of such source code.

15.10                 To the Sellers’ knowledge, the elements of the Systems, at the Signing Date:

15.10.1                               are in all material respects, functioning properly and in accordance with all material applicable specifications and with any service levels set out in the IT Contracts;

15.10.2                               are not defective in any material respect and have not been materially defective or materially failed to function during the last twelve months.

15.11                 So far as the Sellers are aware, no unauthorised person extracted or re-utilised all or a substantial part of the contents of any Database within the last twelve months.

15.12                 The Target Group Companies have implemented, in accordance with all applicable law, regulations, codes and policies, such reasonable procedures (including in relation to off-site working where applicable) for ensuring the security of the Systems and the confidentiality and integrity of all data stored in it.

15.13                 The Target Group Companies have in place a disaster recovery plan which is fully documented and would in the Sellers’ reasonable opinion enable the business of the Target Group Companies to continue if there were significant damage to or destruction of some or all of the Systems.

15.14                 The Databases have not to the Sellers’ knowledge suffered any material loss of data or corruption within the last three years.

15.15                 The Target Group Companies have not to the Sellers’ knowledge experienced any material disruption in their operations as a result of (a) any security breach in relation to the Systems, (b) any failure or other sub-standard performance of any Systems howsoever arising, including as a result of (i) the existence of any software bug, virus, worm, Trojan or other software based defect or (ii) any insufficiency of hardware data storage or hardware processing capacity. So far as the Sellers and the Guarantors are aware, no circumstance exists at the time of Completion which is likely to give rise to any such disruption.

15.16                 The Target Group Companies are, as at the Signing Date, and have been at all times during the past three years, in compliance with all the applicable legislation related to personal data and data protection, privacy and electronic communication, including but not limited to (i) security measures that are required to be taken regarding the personal data processed for operation of the Website and mobile applications, online advertising and transfer, including cross-border, of personal data to any third parties and (ii) ensuring all appropriate consents and permissions have been obtained in relation to the Target Group Companies’ use and processing of any personal data as per applicable law. The Target Group Companies are further, as at the Signing Date, and have been at all times during the past three years, in compliance with applicable legal requirements in relation to disclosure in its privacy policy of the purposes of collection of information, obtaining of consent of personal data subjects for processing in relevant instances and notification of relevant supervisory state authorities of processing (as may be required by the applicable law).

16.                               REAL PROPERTY

16.1                        Except in respect of the Properties, the Target and the Target Subsidiaries have no interest in any other land or premises or any liability (actual or contingent) arising out of the transfer, lease, tenancy, occupation, or use of, or under any document, arrangement or agreement relating to, land or premises.

16.2                        The Target and the Target Subsidiaries have no right of ownership, right to use, option, right of first refusal or contractual obligation to purchase or any other legal or equitable right affecting any land and buildings other than the Properties.

16.3                        The use of the Properties is the permitted or lawful use.

16.4                        So far as the Sellers are aware, material compliance is being made, and has at all times been made with all applicable statutory and by-law requirements in respect of the Properties.

17.                               SUBSIDIARIES

17.1                        The particulars relating to the Target and the Target Subsidiaries in Schedule 1 are true and accurate.

17.2                        Other than Target Subsidiaries, the Target is not the legal or beneficial owner of any shares or securities issued by any person and is not obliged to acquire and has not agreed to acquire any participation interests or other securities in any person. Neither Target Subsidiary is the legal or beneficial owner of any shares or securities issued by any person or is obliged to acquire or has agreed to acquire any participation interests or other securities in any person.

17.3                        The Target and the Target Subsidiaries have not agreed to become members of any partnership or other unincorporated association, joint venture or consortium (other than recognised trade associations).

17.4                        The Target and the Target Subsidiaries do not have any branches, representation offices, tax registration or permanent establishment outside their country of incorporation.

18.                               LAWS, LICENCES AND CONSENTS

The Target and the Target Subsidiaries are conducting and have at all times conducted their business in all material respects in accordance with all applicable laws, orders and regulations of the jurisdictions in which the Target and the Target Subsidiaries conduct their business and respectively have all necessary licences, consents and authorisations to conduct their business.

19.                               INSURANCE

The Target and the Target Subsidiaries do not maintain insurance policies, and are under no legal obligation to maintain any insurance coverage.

20.                               POWER OF ATTORNEY

Save as set out in SCHEDULE 12, the Target and the Target Subsidiaries have not given any power of attorney which is in force or any authority to any person to bind or commit the Target or the Target Subsidiaries to any obligation.

21.                               EFFECT OF SALE OF SHARES

21.1                        So far as the Sellers are aware, the acquisition of the Shares by the Buyer or compliance with the terms of this Agreement will not:

(a)                                 cause any Target Group Company to lose the benefit of any right or privilege it presently enjoys;

(b)                                 relieve any person of any obligations to any Target Group Company (whether contractual or otherwise) or enable any person to determine any such obligation or any right or benefit enjoyed by any Target Group Company or to exercise any right in respect of any Target Group Company, including, without limitation, to terminate any agreement or accelerate any obligation of a Target Group Company thereunder; or

(c)                                  give rise to or cause to become exercisable any right of pre-emption over the Shares; or

(d)                                 entitle anyone to receive from the Target any finder’s fee, brokerage or other commission in connection with the purchase of the Shares by the Buyer other than as Disclosed.

22.                               TAX WARRANTIES

22.1                        The Target and the Target Subsidiaries have within applicable time limits made all returns, provided all information and maintained all records in relation to Tax as they are required to make, provide or maintain and have complied on a timely basis with all notices served on them and any other requirements lawfully made of them by any Tax Authority.

22.2                        The Target and the Target Subsidiaries have paid all Tax which they have become liable to pay on or before the due date for payment and are under no liability to pay any penalty, surcharge, fine or interest in connection with Tax. There are no existing circumstances, so far as the Sellers are aware, by reason of which the Target or the Target Subsidiaries may become liable to pay any penalty, surcharge, fine or interest in connection with Tax.

22.3                        The Target and the Target Subsidiaries has no outstanding or undischarged liability to pay to any governmental or regulatory authority any contribution, taxation or other levy arising in connection with the employment or engagement of any employee or officer (or individual required for these purposes to be treated as an employee or officer).

22.4                        The Last Accounts reserve or provide sufficiently for all Tax imposed, charged, assessed, levied or payable under any Tax Statutes for which the Target Group Companies was liable at the Last Accounts Date.

22.5                        Since the Last Accounts Date, the Target and the Target Subsidiaries have not incurred an obligation to make any payment of an income/revenue nature which will not be wholly deductible for Tax purposes in respect of the accounting period in which it has been or will be made.

22.6                        All payments by the Target and the Target Subsidiaries to any person which are required by law to be made under deduction or withholding of Tax have been so made and the Target and the Target Subsidiaries has, if required by law to do so, accounted to the relevant Tax Authority for the Tax so deducted or withheld.

22.7                        All computations and returns which should have been made by the Target and the Target Subsidiaries for any Tax purpose have been made, were correct and complete in all material respects and are not (nor, so far as the Sellers are aware, likely to be) the subject of any material dispute with any Tax Authority.

22.8                        The Target and the Target Subsidiaries have maintained and have in their possession or under their control all records which they are required by any of the Tax Statutes to maintain. The records maintained by the Target and the Target Subsidiaries are sufficient to enable them to calculate accurately all of their Tax Liabilities (including, without limitation, any Tax Liability, which would arise on the disposal or other realisation of any of its assets).

22.9                        No Tax Authority has agreed in writing to operate any special arrangement, dispensations, concession or other formal or informal arrangement in relation to the Target’s and the Target Subsidiaries’ affairs.

22.10                The Target and the Target Subsidiaries have sufficient information in respect of all matters relating to Tax in respect of which the Target or the Target Subsidiaries have, or will at Completion have, an outstanding entitlement under any Tax Statutes to make any claim, disclaimer or election for relief from Tax.

22.11                 The Target and the Target Subsidiaries have not been subject to any non-routine audit, visit, off-site or on-site inspection by any Tax Authority in the last six (6) years nor are the Sellers aware of any existing circumstance as a result of which the Target or any of the Target Subsidiaries are likely be subject to any such audit, visit, offsite or onsite inspection.

22.12                 The Target is and has always been resident in Switzerland for Tax purposes, and the Target Subsidiaries are and have always been resident in the Russian Federation for Tax purposes.

22.13                 Neither the Target nor any of the Target Subsidiaries is or has been liable or sought to be made liable to pay Tax under the laws of any jurisdiction other than the jurisdiction in which it was incorporated (whether by virtue of its having a permanent establishment in another jurisdiction or otherwise).

22.14                 Neither the Target nor any of the Target Subsidiaries is, or, so far as the Sellers are aware, is liable to be, assessed to Tax as an agent, representative or permanent establishment of another company, person or business.

22.15                 The Target and the Target Subsidiaries have not been involved in any transaction or series of transactions which, or part of which, are likely to be disregarded for tax purposes, recharacterised or reconstructed by reason of any motive to avoid, reduce, or delay a liability to Tax.

22.16                 All transactions and arrangements to which the Target and the Target Subsidiaries are or have been a party have been made on fully arms’ length terms. There are no circumstances as a result of which any rule or provision could apply causing any Tax Authority to make an adjustment to the terms on which such transaction or arrangement is treated as being made for Tax purposes, and no notice or enquiry has been made by any Tax Authority in connection with any such transaction or arrangements.

22.17                 The Target and the Target Subsidiaries have no outstanding or undischarged liability to pay to any Tax Authority any stamp, documentary, notarial or corresponding duty, levy, contribution or Tax.

22.18                 No asset (including stock) of, or shares, securities or participation interest (including the Shares) issued by the Target or the Target Subsidiaries is subject to (or, so far as the Sellers are aware, may become, as a result of an Event occurring before Completion, subject to) any charge in respect of unpaid Tax (including, without limitation, in respect of customs and excise duties).

23.                               SHARES

23.1                        The Shares constitute the entire share capital of the Target and have been properly allotted and issued and are fully paid in accordance with applicable law.

23.2                        The participation interests in the Target Subsidiaries constitute the entire participation interests of each Target Subsidiary, have been properly allotted and issued, are fully paid in accordance with applicable law, and are held of record and beneficially by the Target.

PART 3 BUYER’S WARRANTIES

1.                                      The Buyer warrants to the Sellers that:

(a)                                 it has the right and power to execute and deliver this Agreement and the Transaction Documents to which it is a party, and to perform its obligations under each of them and has taken all action necessary to authorise such execution and delivery and the performance of such obligations;

(b)                                 this Agreement and the Transaction Documents executed or to be executed by the Buyer will, when executed, each constitute legal, valid and binding obligations of the Buyer in accordance with their respective terms;

(c)                                  the execution and delivery by the Buyer of this Agreement and of the Transaction Documents to which it is a party and the performance of the obligations of the Buyer under each of them do not and will not result in a breach of or conflict with or constitute a default under any provision of:

(i)                                     any agreement or instrument to which the Buyer is a party; or

(ii)                                  the constitutional documents of the Buyer; or

(iii)                               any law, lien, lease, order, judgment, award, injunction, decree, ordinance or regulation or any other restriction of any court of any kind or character by which the Buyer is bound;

(d)                                 all authorisations from, and notices or filings with, any Governmental Authority that are necessary to enable the Buyer to execute, deliver and perform its obligations under this Agreement and Transaction Documents to which it is a party have been obtained or made (as the case may be) and are in full force and effect and all conditions of each such authorisation have been complied with;

(e)                                  it is duly incorporated, duly organised and validly existing under the laws the Netherlands; and

(f)                                   it has, or will have at the time when such funds become due to be paid hereunder, readily available funds in order to make full and timely payment of the Seller 1 Consideration and Seller 2 Consideration.

SCHEDULE 4 LIMITATIONS ON LIABILITY

1.                                      TIME LIMITS FOR BRINGING CLAIMS

1.1                               No Sellers shall be liable under the Title and Capacity Warranties or the Indemnities in clause 10.1(a) or 10.1(b) in respect of any claim unless and until the applicable Seller shall have received from the Buyer written notice containing details of the relevant claim including its estimate of the amount of the claim and specifying the matter or default in reasonable detail which gives rise to the claim on or before the tenth (10) anniversary of the Completion Date.

1.2                               The Sellers shall not be liable under the Warranties or the Indemnity in clause 10.1(c) in respect of any claim unless and until they shall have received from the Buyer written notice containing details of the relevant claim including its estimate of the amount of the claim specifying the matter or default in reasonable detail which gives rise to the claim on or before the date being eighteen (18) months after the Completion Date, or, in the case of the Tax Warranties or under the Tax Covenant by 31 December 2017.

1.3                               Any claim under the Warranties, the Tax Warranties or the Indemnity in clause 10.1(c) shall (if not previously satisfied, withdrawn or settled) be deemed to have been withdrawn and waived by the Buyer unless arbitration proceedings in respect of such claim have been commenced (whether by serving a request for arbitration or otherwise) in accordance with the relevant arbitration rules within six (6) months of the notification of such claim to the relevant Seller pursuant to paragraph 1.2.  Any claim under the Tax Covenant shall be ongoing for so long as a tax audit by a Tax Authority into one or more Prior Financial Years has started but not completed.

1.4                               Neither of the Sellers in respect of the Title and Capacity Warranties, the Warranties, or the Indemnities shall be liable in respect of any claim which is based upon a liability which, at the time such claim is notified to the Sellers, is contingent only or otherwise not capable of being quantified unless and until such liability ceases to be contingent or becomes capable of being quantified. Subject to such claim being notified to the Sellers within the time limit specified in paragraph 1.1 or paragraph 1.2, the time limit for commencing arbitration proceedings for the purposes of paragraph 1.3 shall begin on the date on which such liability ceases to be contingent or becomes capable of being quantified, provided, however, that the Sellers shall have no obligation to make any payment in respect of such claim (i) once the period of 36 months has elapsed from the Completion Date in respect of the Warranties or the Indemnity in clause 10.1(c), or (ii) after 30 June 2018 in respect of the Tax Warranties or the Tax Covenant, (subject to the final sentence of paragraph 1.3) and by the relevant time a contingent liability has not become actual or capable of being quantified. In any case of paragraph 1.1, neither Seller shall be liable in respect of any claim under the Title and Capacity Warranties or the Indemnities in clause 10.1(a) or 10.1(b) if that claim does not cease to be contingent by the tenth (10) anniversary of the Completion Date.

2.                                      LIMITATIONS ON QUANTUM

2.1                               Subject to clause 9.6, the liability of the Sellers in respect of the Warranties or the Indemnities in clause 10.1(a) or 10.1(b):

(a)                                 shall not arise in relation to any particular claim under the Warranties or the Indemnities in clause 10.1(a) or 10.1(b) unless the amount of the liability for such claim exceeds US$100,000 (in which event, the applicable Seller shall be liable for the whole amount of such claim and not only the excess over such amount); and

(b)                                 shall not arise unless the aggregate amount of the liability for all claims under the Warranties or the Indemnities in clause 10.1(a) or 10.1(b) (not being claims for which liability is excluded under paragraph 2.1(a)) exceeds US$1,000,000 (in which event, the Sellers shall be liable for the whole amount of such claims and not only the excess over such amount).

2.2                               Notwithstanding any other provision of this Agreement:

(a)                                 the liability of Seller 1 and Seller 2 respectively in relation to the Title and Capacity Warranties and the Indemnities in clause 10.1(a) or 10.1(b) shall be limited to one hundred per cent (100%) of the amount of the Seller 1 Consideration and Seller 2 Consideration actually paid to such Seller; and

(b)                                 the liability of Seller 1 and Seller 2 respectively under this Agreement and the Tax Covenant (other than in respect of a claim under the Title and Capacity Warranties and the Indemnities in clause 10.1(a) or 10.1(b)) shall be limited to fifteen per cent (15%) of the Seller 1 Consideration and Seller 2 Consideration respectively as actually paid to such Seller.

2.3                               Notwithstanding any other provision of this Agreement the liability of the Sellers in respect of the Indemnity in clause 10.1(c) shall not arise unless the aggregate amount of liability for such claim exceeds US$50,000 in which case the Sellers shall only be liable for this excess.

3.                                      NO DOUBLE COUNTING

The Buyer shall not be entitled to recover damages in respect of any claim for breach of any of the Title and Capacity Warranties, the Warranties, the Indemnities or the Tax Covenant or otherwise obtain reimbursement or restitution more than once to the extent that the loss has already been compensated by a successful prior claim in respect of the same damage suffered from any one breach of a Warranty or a Title and Capacity Warranty or covered by an Indemnity or the Tax Covenant arising out of or in connection with the same circumstances. For the purposes of this paragraph 3, any payment made to a Buyer pursuant to an adjustment pursuant to clauses 3.4(a)(i) and/or 3.4(b)(ii) will be considered to be a reimbursement of a portion of the Consideration.

4.                                      THIRD PARTY RECOVERIES

4.1                               The Sellers shall not be liable under the Title and Capacity Warranties, the Warranties or the Indemnities in respect of any claim:

(a)                                 to the extent that recovery is made by the Buyer or any member of the Buyer’s Group under any policy of insurance; or

(b)                                 to the extent that the Buyer or any member of the Buyer’s Group or those deriving title from the Buyer have already obtained reimbursement or restitution in respect of such claim from any third party;

provided that this paragraph shall only act to reduce the quantum of such a claim by the amount recovered by the Buyer or any member of the Buyer’s Group (net of Tax thereon and the costs of recovery) and shall not extinguish the liability under such claim unless the amount recovered by the Buyer’s Group (net of Tax thereon and the costs of recovery) is equal to or greater than the amount of the claim, nor shall this paragraph act in any way to prevent the Buyer from claiming any amount not recovered from such a third party pursuant to this Agreement.

4.2                               If either of the Sellers pays to the Buyer an amount in respect of any claim under the Warranties, the Title and Capacity Warranties or the Indemnities and the Buyer or any member of the Buyer’s Group subsequently recovers from a third party (including any insurer or any tax authority) a sum which is referable to that claim, the Buyer shall repay to the relevant Seller so much of the amount originally paid by that Seller as does not exceed the sum recovered from the third party (net of Tax thereon and the costs of recovery).

4.3                               Acts of the Buyer

The Sellers shall not be liable under the Title and Capacity Warranties or the Warranties or the Indemnities in respect of any claim:

(a)                                 to the extent that such claim arises or is increased as a result of any breach by the Buyer of any of its obligations under this Agreement or any agreement or document entered into pursuant to this Agreement;

(b)                                 (other than in respect of the Indemnities) to the extent that the Buyer or any member of the Buyer’s Group had actual knowledge of the facts, matters or circumstances giving rise to such claim at or before Completion and had actual knowledge or should reasonably have concluded that such facts, matters or circumstances would be likely to give rise to a claim;

(c)                                  to the extent that such claim would not have arisen but for any transaction, arrangement, act or omission (or any combination of the same) carried out or effected at any time after Completion by the Buyer or any member of the Buyer’s Group save for any such transaction, arrangement, act or omission (i) pursuant to a legally binding obligation incurred by a Target Group Company prior to the Completion Date, (ii) required by law in force at Completion, or (iii) in the ordinary course of the Target Group’s business as carried on at Completion; or

(d)                                 to the extent that such claim is attributable to or is increased by any voluntary act, omission, transaction or arrangement carried out by, at the request of or with the consent of, the Buyer before Completion or any admission of liability by the Buyer or on its behalf or by persons deriving title from the Buyer or by a member of the Buyer’s Group on or after Completion where it was not commercially reasonable for such admission of liability to be made.

5.                                      ACCOUNTING

The Sellers shall not be liable under the Title and Capacity Warranties, the Warranties or the Indemnities in respect of any claim:

(a)                                 to the extent that provision, reserve or allowance for the matter giving rise to the claim has been made in the Last Accounts;

(b)                                 to the extent that any liability of the Target and the Target Subsidiaries included in the Last Accounts has been discharged or satisfied below the amount attributed to it in the Last Accounts;

(c)                                  to the extent that any contingency or other matter provided for in the Last Accounts has been over-provided for; or

(d)                                 to the extent that the claim would not have arisen but for any voluntary changes in accounting policy or practice of or affecting the Target where such changes are introduced by the Buyer after Completion.

6.                                     GENERAL LIMITATIONS

6.1                               The Sellers shall not be liable under the Title and Capacity Warranties or the Warranties or Indemnities in respect of any claim:

(a)                                 to the extent that the matter giving rise to the claim is required to be done in implementing the terms of this Agreement or any document or agreement to be entered into pursuant to this Agreement;

(b)                                 which arises as a result of, or would not have arisen but for, or a liability is increased as a result of any change in legislation with retrospective effect after the Signing Date;

(c)                                  which is capable of remedy, unless and until the Buyer has given the Sellers not less than ten (10) Business Days’ written notice within which to remedy such breach and the Sellers have failed to do so within such period; or

(d)                                 to the extent that the subject matter of the claim relates to the fact that the Target and/or the Target Subsidiaries have lost goodwill or possible business after Completion.

7.                                      MITIGATION BY THE BUYER

7.1                               The Buyer shall take all reasonable steps to mitigate any loss, liability or damage which could give rise to a claim under the Warranties, the Title and Capacity Warranties or Indemnities including (without limitation) steps to prevent any contingent liability becoming an actual liability. Nothing in this Agreement shall relieve the Buyer of any common law or other duty to mitigate any loss, liability or damage suffered or incurred by it as a consequent of any breach of the Warranties.

7.2                               For the avoidance of doubt, nothing in this Agreement (including this paragraph 7) shall require the Buyer to mitigate any loss, liability or damage which could give rise to a claim under (a) the Tax Warranties by the use, offset or other application of any Tax relief, credit or other Tax saving or attribute which (i) arises to the Buyer or other member of the Buyer Tax group; (ii) arises to the Target or either Target Subsidiary after Completion or (iii) is taken into account in computing a provision for Tax in the Last Accounts; or (b) the Title and Capacity Warranties.

8.                                      CURE

If the Buyer becomes aware of any fact, matter or circumstance which could give rise to a claim under the Title and Capacity Warranties, the Warranties or the Indemnities, the Buyer shall give notice of such fact, matter or circumstance to the Sellers as soon as reasonably practicable after it becomes aware of such fact, matter or circumstance and if capable of cure, provide the Sellers with fifteen (15) Business Days to cure the breach identified.

9.                                      CONDUCT OF CLAIMS

9.1                               If the Buyer becomes aware of any fact, matter or circumstance which would reasonably be expected to give rise to a claim under the Title and Capacity Warranties, the Warranties or the Indemnities, the Buyer shall give notice of such fact, matter or circumstance to the Sellers as soon as reasonably practicable and in any event within thirty (30) Business Days of becoming aware of any such fact, matter or circumstance, and the Sellers shall not be liable for any Loses in respect of any such claim to the extent that they are not so notified.

9.2                               If any claim is made against the Buyer or any member of the Buyer’s Group by any third party which could in turn lead to a claim by the Buyer against the Sellers under the Title and Capacity Warranties, the Warranties or the Indemnities then the Buyer shall:

(a)                                 give notice of such claim to the Sellers as soon as reasonably practicable after the Buyer becomes aware of it;

(b)                                 keep the Sellers promptly informed as to the progress of any such claim and shall give the Sellers copies of such communications and other documents (written or otherwise) transmitted to any other party to any proceedings or their agents or professional advisers (including, without limitation, pleadings and any opinion of Counsel relating to any proceedings against any third parties) as the Sellers may reasonably request;

(c)                                  take, and shall procure that each member of the Buyer’s Group shall take, all reasonable steps so as to recover or minimise or resolve such liability or dispute as may be reasonably requested by the Sellers and, upon request in writing by the Sellers permit the Sellers to take sole conduct of such actions as the Sellers deem appropriate in connection with such claim, in the name of the Buyer or the relevant member of the Buyer’s Group;

(d)                                 comply with all reasonable requests of the Sellers in relation to such claim including giving the Sellers reasonable access to premises and personnel, documents and records which are within the Buyer’s power, possession and control for the purpose of investigating the matters giving rise to such claim; and

(e)                                  not (and shall procure that no member of the Buyer’s Group shall) accept or pay or compromise any such liability or claim without the prior written consent of the Sellers (such consent not to be unreasonably withheld or delayed).

SCHEDULE 5 ADJUSTMENT STATEMENT

1.                                      Delivery and finalisation of the Draft Adjustment Statement

1.1                               As soon as reasonably practicable and by no later than sixty (60) days following Completion, the Buyer shall procure that the Target prepares in accordance with this Schedule 5 and delivers to the Sellers a written statement (“Draft Adjustment Statement”) stating the Working Capital as of the Calculation Date (“Completion Working Capital”) and the Net Cash as of the Calculation Date (“Completion Net Cash”).

1.2                               Within thirty (30) days of receipt by the Sellers of the Draft Adjustment Statement, the Sellers shall notify the Buyer in writing of any item or items the Sellers wish to dispute, together with the reasons for such dispute and a list of proposed adjustments.

1.3                               If, by the expiry of such thirty (30) day period, no such notice is received by the Buyer or the Sellers have notified the Buyer that there are no items they wish to dispute, the Draft Adjustment Statement shall be deemed to be agreed between the Parties.

1.4                               If notice of a dispute is received by the Buyer under paragraph 1.2, the Sellers and the Buyer shall attempt to agree in writing the item or items disputed by the Sellers.  If such item or items are not agreed in writing between the Sellers and the Buyer within thirty (30) days of the receipt by the Buyer of the Sellers’ notice of dispute, then the item or items in dispute shall be determined by Ernst & Young, LLP (the “Independent Auditor”), who shall act in accordance with the provisions of paragraph 3 below.

1.5                               The Draft Adjustment Statement, either (a) deemed to be agreed in accordance with paragraph 1.3, or (b) as adjusted to reflect the item or items as agreed between the Sellers and the Buyer in writing in accordance with paragraph 1.4, or (c) as determined by the Independent Auditor pursuant to paragraph 1.4 shall constitute the “Final Adjustment Statement” for the purposes of this Agreement.

2.                                      Preparation of the Draft Adjustment Statement and Final Adjustment Statement

2.1                               The draft Adjustment Statement will be prepared in accordance with the definitions of Net Cash and Working Capital. In making those calculations, no account will be taken of events taking place after the Calculation Date.

2.2                              The following accounting principles, polices, procedures, practices and techniques will be applied in stating the Working Capital and the Net Cash in the following order of priority:

(a)                                 the accounting principles, policies, procedures, practices and techniques used by the Target Group Companies in connection with the preparation of the Last Accounts; and

(b)                                 save where specific guidance is provided in paragraph 2.2(a), RAS as at the date of the Agreement.

2.3                               Completion Net Cash, Net Cash Shortfall, Net Cash Excess, Completion Working Capital, Working Capital Shortfall and Working Capital Excess will be expressed in Dollars. Amounts in other currencies comprising the elements of Net Cash and Working Capital will be converted into Dollars using the Exchange Rate on the Calculation Date.

2.4                               For the purposes of stating Completion Net Cash:

(a)                                 balances will be reported from the accounts of the Target Group Companies;

(b)                                 accruals will be fully provided for with appropriate supporting documentation; and

(c)                                  clear cut off procedures will be established.

2.5                               For the purposes of stating Completion Working Capital:

(a)                                 balances will be reported from the accounts of the Target Group Companies;

(b)                                 accruals will be fully provided for with appropriate supporting documentation;

(c)                                  clear cut off procedures will be established; and

(d)                                 provisions based on realistic and prudent estimates of the expenditure required to settle an obligation or liability at the Completion Date, will be recognised and measured on a consistent basis and supported with adequate documentation.

2.6                               For the avoidance of doubt all intragroup balances will not be taken into account for the purposes of Completion Net Cash and Completion Working Capital calculation.

3.                                     Independent Auditor

The Independent Auditor, if appointed, shall act on the following basis:

3.1.1                                             The items or items in dispute shall be notified to the Independent Auditor in writing by the Sellers and/or the Buyer within fourteen (14) days of the Independent Auditor’s appointment.

3.1.2                                             Its terms of reference shall be to determine the amount of the item or items in dispute (taking into account the provisions of this Agreement relating to the form and content of the Draft Adjustment Statement) within fourteen (14) days of receipt of notice pursuant to paragraph 3.1.1.

3.1.3                                             Except to the extent the Sellers and the Buyer may agree otherwise in writing, the Independent Auditor will determine its own procedure, but the Independent Auditor will:

(i)             only apply the principles set out in this SCHEDULE 5; and

(ii)          not be entitled to determine the scope of its own mandate. The procedure of the Independent Auditor will:

(A)                               give the Sellers and the Buyer a reasonable opportunity to make written and oral statements if the Independent Auditor requires clarification of business records;

(B)                               require that each Party supply the other Parties with a copy of any written representations at the same time as they are made to the Independent Auditor; and

(C)                               permit each Party to be present while oral submissions are being made by any other Party.

3.1.4                                             The Sellers and the Buyer will co-operate with the Independent Auditor and comply with the Independent Auditor’s reasonable requests made in connection with the carrying out of their duties. In particular the Buyer will co-operate to procure that the relevant Target Group Companies will keep up-to-date all books and records relating to the relevant Target Group Companies and promptly make them available to the Sellers and the Buyer and their respective representatives and accountants and the Independent Auditor (subject to the execution of any reasonably requested hold harmless letters).

3.1.5                                             The Independent Auditor will act as independent expert and not as arbitrator and its statement in respect of any matter falling within its mandate will be final and binding on the Sellers and the Buyer save in the event of manifest error (when the relevant part of their statement will be void and the matter will be remitted to the Independent Auditor for correction).

3.2                               The fees and expenses (including any VAT) of the Independent Auditor shall be borne by the Sellers other than in the event that the Final Adjustment Statement is different from the Draft Adjustment Statement by an amount that exceeds the Adjustment Threshold, in which case the Buyer shall bear such fees and expenses.

3.3                               Nothing in this SCHEDULE 5 will entitle any Party or the Independent Auditor to have access to any information or document which is protected by legal professional privilege or litigation privilege, provided that a Party will not be entitled to refuse to supply such part or parts of documents as contain only the facts on which the relevant claim or argument is based.

3.4                               Each Party and the Independent Auditor will, and will procure that its accountants and other advisers will (by including a relevant provision in their terms of appointment), keep all information and documents provided to them pursuant to this SCHEDULE 5 confidential and will not use the same for any purpose, except for disclosure or use in connection with the stating of the Completion Net Cash and the Completion Working Capital, the proceedings of the Independent Auditor or a dispute arising out of this Agreement or in defending any claim or argument or alleged claim or argument relating to this Agreement or its subject matter pursuant to clause 22.

SCHEDULE 6 ESCROW ACCOUNT

1.                                      DEFINITIONS

For the purposes of this Schedule:

“Claim” means any claims by the Buyer in relation to the Title and Capacity Warranties, the Indemnities, the Tax Warranties, the Warranties, and the Tax Covenant or this Agreement.

“Finally Determined” means either agreed or settled between the Sellers and the Buyer in writing, withdrawn by the Buyer in writing or deemed withdrawn in accordance with paragraphs 7.1 of this SCHEDULE 6, or determined by arbitration conducted in accordance with clause 20.

“Independent Expert” has the meaning given in paragraph 6.1.

“Payment Date” means, with respect to fifty per cent. (50%) of the Escrow Amount, the date falling 18 months after the Completion Date; and with respect to the remaining fifty per cent. (50%) of the Escrow Amount, the date falling 43 months after the Completion Date; in each case, subject to paragraphs 4.2, 4.3 and 4.4 hereof.

“Retained Amount” means the amount calculated, agreed or determined in accordance with paragraph 5.

2.                                      OPERATION OF ESCROW ACCOUNT

2.1                               The Sellers and the Buyer agree that the Escrow Account shall be operated in accordance with the provisions of this SCHEDULE 6 and the Letter of Instruction. The Escrow Amount shall be retained in the Escrow Account and shall only be released in accordance with the provisions of this SCHEDULE 6.

2.2                               The Sellers and the Buyer shall give such instructions to the Sellers’ Solicitors and the Buyer’s Solicitors from time to time as may be necessary to enable them to operate the Escrow Account in accordance with the provisions of this SCHEDULE 6. The Sellers and the Buyer irrevocably authorise and instruct the Sellers’ Solicitors and the Buyer’s Solicitors respectively to operate the Escrow Account in accordance with the Letter of Instruction.

2.3                               Save in the case of fraud, the Sellers and the Buyer jointly and severally agree to indemnify and keep indemnified the Sellers’ Solicitors and the Buyer’s Solicitors in respect of all claims made against them in connection with the operation of the Escrow Account and any costs, liabilities or expenses incurred by them in that capacity. This paragraph 2.3 shall be enforceable by the Sellers’ Solicitors and the Buyer’s Solicitors pursuant to the Contract (Rights of Third Parties) Act 1999.

3.                                      INTEREST

Interest accruing from time to time on the balance of money standing to the credit of the Escrow Account shall be added to the money standing to the credit of the Escrow Account and shall be paid to the Sellers or the Buyer, as the case may be, together with payment of the corresponding principal amount standing to the credit of the Escrow Account, as and when paid in accordance with the terms of this SCHEDULE 6.

4.                                      PAYMENTS OUT OF ESCROW ACCOUNT

4.1                               Subject to paragraphs 4.2 and 4.3, all sums standing to the credit of the Escrow Account shall be released to the Sellers on the Payment Date.

4.2                               Subject to clause 4.3, if, at any time before a Payment Date, the Buyer has notified any Claim(s) in writing to the Sellers, the Retained Amount in relation to any such Claims (except to the extent that prior to the Payment Date such Claims have been Finally Determined and any sums payable in relation to such Claims have been paid in full before the Payment Date) shall be retained in the Escrow Account and the balance (if any) on the Escrow Account shall be released to the Sellers on the relevant Payment Date.

4.3                               If prior to the second Payment Date a tax audit by a Tax Authority into one or more Prior Financial Years has started but not completed, then all sums standing to the credit of the Escrow Account as at such Payment Date shall remain in the Escrow Account until such audit has completed.

4.4                               Upon the release of any amount of the Escrow Amount from the Escrow Account to the Sellers in accordance with the terms of this Schedule, such sum shall be distributed between the Sellers in equal proportions.

4.5                               Upon any Claim referred to in paragraph 4.2 being Finally Determined on or after the Payment Date, an amount equal to the amount determined to be payable to the Buyer in relation to such Claim (if any) shall be released to the Buyer (in so far as there are sufficient funds standing to the credit of the Escrow Account) and:

(a)                                 if any Claim remains outstanding, the Retained Amount in relation to such outstanding Claim or Claims shall be retained in the Escrow Account and the balance (if any) shall be released to the Sellers; or

(b)                                 if no Claim remains outstanding, all sums standing to the credit of the Escrow Account (if any) shall be released to the Sellers.

5.                                      RETAINED AMOUNT

5.1                               Subject to paragraph 5.2, in relation to any Claim or Claims, the Retained Amount shall be whichever is the lesser of:

(a)                                 the amount standing to the credit of the Escrow Account (less interest accrued on such amount since Completion); and

(b)                                 a sum equal to 130% of the aggregate amount of such Claim or Claims.

5.2                               In the event of a dispute as to the calculation of the Retained Amount, the Sellers or the Buyer may refer the dispute for determination by the Independent Expert in accordance with paragraph 6. The Retained Amount shall be the amount so determined by the Independent Expert.

6.                                      INDEPENDENT EXPERT

6.1                               The disputes referred to in paragraph 5.2 shall be decided by an independent counsel of at least 7 years standing with commercial expertise (“Independent Expert”) nominated jointly by the Buyer and the Sellers or, failing such nomination within 10 Business Days of notification of the relevant dispute, at the request of either party, by the Chairman for the time being of the Bar Council of England and Wales.

6.2                              The Independent Expert shall be instructed by the Buyer and the Sellers to act as an expert and not as an arbitrator and to reach a decision, a written copy of which shall be sent to both the Buyer and the Sellers within twenty (20) Business Days of his nomination or appointment. Subject to the Independent Expert agreeing to comply with such confidentiality undertakings as the Buyer may reasonably require, the Buyer shall provide the Independent Expert with such documents and other information in the possession of the Buyer, the Target Group or the Buyer Group as the Independent Expert may reasonably request for the purpose of making his determination. In the absence of manifest error, his decision shall be final and binding on both parties who shall pay his costs as he directs.

6.3                              For the avoidance of doubt, no Claim shall be (or be deemed to be) Finally Determined by the Independent Expert.

7.                                      MISCELLANEOUS

7.1                               For the purposes of this Schedule a Claim will be deemed to have been withdrawn (and therefore Finally Determined for the purposes of paragraph 4.2) unless arbitration proceedings in respect of such claim have been commenced within the time periods set out in paragraph 1.3 or paragraph 1.4 of Schedule 4, if applicable.

7.2                               The payment of any sum to the Buyer pursuant to this SCHEDULE 6 in or towards satisfaction of any Claim shall in no way prejudice or affect any other rights or remedies of the Buyer for the purpose of recovering any amount due to the Buyer. The amount standing to the credit of the Escrow Account shall not be regarded as imposing any limit on the amount of any Claim.

7.3                             The Sellers acknowledge and agree that the monies standing to the credit of the Escrow Account from time to time (other than interest accrued on such amount since Completion) shall not constitute any property of the Sellers and that they do not have, nor shall it at any time have, any right or claim to any monies standing to the credit of the Escrow Account from time to time (other than interest accrued on such amount since Completion) unless and until such monies fall to be released to the Seller from the Escrow Account in accordance with the provisions of this SCHEDULE 6. The Sellers and the Buyer shall procure that all rights to the Escrow Account shall remain free from any Security Interests.

SCHEDULE 7 PROPERTIES

SCHEDULE 8 BANK ACCOUNTS

SCHEDULE 9 MATERIAL CONTRACTS

SCHEDULE 10 EMPLOYEES

SCHEDULE 11 TARGET INTELLECTUAL PROPERTY RIGHTS

SCHEDULE 12 POWERS OF ATTORNEY

SCHEDULE 13 SYSTEMS AND IT CONTRACTS

IN WITNESS WHEREOF, this Agreement has been executed by the Parties as a Deed and is intended to be and is hereby delivered on the date first hereinabove written.

EXECUTED as a DEED	)
by its manager Mikhail Rogalskiy	)	/s/ Mikhail Rogalskiy
for and on behalf of		Mikhail Rogalskiy
DEOLA LLC

Witness signature	/s/ Anton Rogoza
Name (print) Anton Rogoza
Occupation lawyer
Address 4 Romanov Lane, Blvd Z
Moscow Russia

EXECUTED as a DEED	)
by its manager Olga Rogalskaya	)	/s/ Olga Rogalskaya
for and on behalf of		Olga Rogalskaya
ALDEA INTERNATIONAL LLC

Witness signature	/s/ Anton Rogoza
Name (print) Anton Rogoza
Occupation lawyer
Address 4 Romanov Lane, Blvd Z
Moscow Russia

EXECUTED as a DEED	)
by MIKHAIL ROGALSKIY	/s/ Mikhail Rogalskiy
in the presence of:

Witness signature	/s/ Anton Rogoza
Name (print) Anton Rogoza
Occupation lawyer
Address 4 Romanov Lane, Blvd Z
Moscow Russia

EXECUTED as a DEED	)
by OLGA ROGALSKAYA	/s/ Olga Rogalskaya
in the presence of:

Witness signature	/s/ Anton Rogoza
Name (print) Anton Rogoza
Occupation lawyer
Address 4 Romanov Lane, Blvd Z
Moscow Russia

EXECUTED as a DEED	)
By Alfred Alexander de Cuba, an authorised signatory	/s/ Alfred Alexander de Cuba
for and on behalf of	Alfred Alexander de Cuba
YANDEX N.V.

Witness signature	/s/ Elise Peterson
Name (print) Elise Peterson
Occupation Graduate Student
Address Fernandelstraat 10
1325 GD, Almere
The Netherlands